Exhibit 99.3

REPORT on the MASHONGA EXPLORATION PROPERTY

of AFRICAN MINERAL FIELDS INC.,

a subsidiary of MAGNUS INTERNATIONAL RESOURCES INC.

in the REPUBLIC OF UGANDA, EAST AFRICA

Mwanza, Tanzania
October 10, 2007.                                                                                         Martin J. Taylor P. Geo.

i

APPENDICES

Appendix I Letter from the Department of Geological Survey and Mines		56

Figures

Figure 3.1	Map of Uganda with Administrative Districts	5
Figure 3.2	Location of Mashonga Property Licences	8
Figure 5.1	APM gold-in-soil geochemistry	13
Figure 6.1	General Geology of Uganda and Mashonga Property	17
Figure 7.1	Generalized Model for IRG Deposits	25
Figure 7.2	Geology of the Timbarra Deposit	27
Figure 7.3	Oxidation State of IRG Deposits	28
Figure 7.4	Tintina Belt showing IRG Deposits	29
Figure 7.5	Geology of the Twangiza Area, DRC	31
Figure 9.1	FA vs TL soil orientation - gold	36
Figure 9.2	FA vs TL soil orientation - arsenic	37
Figure 9.3	FIL and Oryx Terra Leach lines on APM gold-in-soil plot	38
Figure 9.4	AMF rock and HMC samples	44

Tables
		Page
Table 1.1	Overall 2007-2008 Exploration Budget	2
Table 3.1	Exploration and Location Licences Granted	8
Table 3.2	Coordinates of Mashonga ELs and LLs	9
Table 5.1	APM rock grab sample results	13
Table 7.1	Selected Characteristics of IRG Deposits	26
Table 7.2	Twangiza Project Resources	32
Table 9.1	Terra Leach Analyses W Line March 2007	39
Table 9.2	Terra Leach Analyses E Line March 2007	40
Table 9.3	Rock and HMC Samples October 2006	41
Table 9.4	Analyses of Rock and HMC Samples October 2006	42
Table 9.5	Repeat Assays Sample 15406	43
Table 9.6	Analyses of June 2007 Grab Samples	43
Table 9.7	Analyses of June 2007 HMC Sample	44
Table 14.1	2007-2008 Phase I Exploration Budget	52
Table 14.2	2007-2008 Phase II Exploration Budget	52
Table 14.3	2007-2008 Complete Exploration Budget	52

Plates
		Page
Plate 5.1	Mashonga Mine looking east	14
Plate 5.2	Mashonga Mine looking east	14
Plate 5.3	Colluvial diggings immediately west of mine	15
Plate 5.4	Mashonga East alluvial and colluvial workings	15
Plate 6.1	Soil profile Mashonga Northeast	23
Plate 6.2	Quartz-muscovite schist, Mashonga Mine	23
Plate 6.3	Quartz-muscovite schist, Mashonga Mine	24
Plate 6.4	Weathered quartz-muscovite schist, Mashonga Mine	24
Plate 9.1	Rock sample sites Mashonga Mine	45
Plate 9.2	Mashonga East artisanal workings	46

ii

1.0       SUMMARY

Martin Taylor, P. Geo., was retained by African Mineral Fields Inc. (“AMF”) and their parent company Magnus international Resources Inc. (“Magnus”) in August 2007 to prepare a technical report to the standards of National Instrument 43-101 on their Mashonga mineral property in the Republic of Uganda (“Uganda”).  Mr. Taylor travelled to Uganda in August and October 2007 and visited on August 25 the two Exploration Licences and three Location Licences that comprise the 460.87 km2 Mashonga property in which AMF holds an interest.  AMF and Magnus are mineral resource development and management companies headquartered in Vancouver, Canada.

The Mashonga project is situated in the historic Buhweju goldfield. The majority of gold produced in Uganda has been from alluvial deposits around the Buhweju plateau, recovered by artisanal miners. Gold was first reported in this area in 1933.  The Mashonga property is located in highly prospective geology for economic gold mineralization, with a metasediment/granite association typical of IRG deposits.  The property also bears similarities to Banro Corp’s Twangiza deposit in the eastern DRC.

Precambrian rocks underlie two-thirds of Uganda. Archaean rocks are exposed in the south-east where they are part of the extensive granite-greenstone terrane of the Tanzanian Craton. Three major Proterozoic belts underlie central and west Uganda: the Paleoproterozoic Buganda-Toro metasediments, the Mesoproterozoic Karagwe-Ankolean (Kibaran) Belt in the southwest of the country and Neoproterozoic Pan-African rocks. Tertiary to Recent sediments have filled parts of the down-faulted Western Rift. Tertiary carbonatites and Cenozoic volcanics related rift activities occur along the eastern and western borders of the country.

Mashonga is located in a window of Buganda-Toro sediments within the Karagwe-Ankolean Belt, the northern extension of the Kibaran Belt that hosts major gold deposits in the east-central Democratic Republic of Congo (DRC).  Extensive artisanal alluvial/colluvial gold operations exist in the northern part of the property.

AMF is proposing an Intrusive-Related Gold (IRG) style of mineralization as a model in the Karagwe-Ankolean belt of Uganda. This model takes into account both large veins which occur on the margins of granite bodies as well as granite hosted sheeted, stockwork or pegmatitic veins. High gold grades can be expected in the larger veins such as that mined at Mashonga, but an economic deposit is considered more likely by AMF to be a lower-grade, granite-hosted system.  The Mashonga property has a granite/metasediment association typical of IRG deposits and a distinct Bi-Sn-W association that may be more typical of Fort Knox style.  Rock grab and HMC samples with anomalous PGE values suggest there may also be a gold-platinum association.  The presence of selenium minerals suggests there may be similarities with the Coronation Hill Au-PGE deposit.

Regional stream sediment sampling by the UNDP indicated a potential for extending the zones of mineralization at Mashonga to the south east, over a strike length of at least 10 km.  Soil sampling by African Precious Minerals outlined a broad 1 km x 2 km northwest-trending gold anomaly east of the Mashonga Mine, supported by anomalous arsenic and bismuth, and elevated platinum.  Orientation and due diligence soil and Terra Leach sampling by AMF and others has confirmed this anomaly as a target for testing with RC drilling.  The author of this report carried out a basic statistical analysis of the APM gold-in-soil results in October 2007 and manually contoured the gold analyses.  The resulting plot confirmed several west to northwest-trending nodes within an overall northwest-trending anomaly.

On August 30th 2007 AMF signed an exclusive joint-venture agreement to acquire 60% ownership of the two exploration licences and three location licences that comprise the Mashonga Project.  Under the terms of the agreement AMF would acquire its interest by making cash payments of US$650,000 to the Ugandan licence holders (“the Uganda Consortium”) plus making a total of US$4,000,000 in exploration expenditures and providing a pre-feasibility study by the end of 5 years from the effective date.  The Uganda Consortium may elect to accept common shares of Magnus International Resources Inc. in lieu of cash, the shares to be priced at the average trading for 10 days prior to the payment date.  Of the $4,000,000 exploration expenditures, $250,000 is required to be spent in the first year of the agreement.  AMF is also required to submit all geological data, quarterly reports and other exploration data to the Department of Geological Survey and Mines.

Exploration licences are valid for an initial period of 3 years after which two extensions of 2 years each can be granted with a 50% reduction in area for each extension.  Thereafter the licence must be converted into a mining licence, relinquished, or re-applied for.  The location licences are intended for small-scale mining and are valid for 2 years.  Under the Mining Code, any gold produced for sale is subject to a royalty of 3% of gross value. There is no requirement for any free carried interest in any project or licence from the State.

In writing this report the author relied on his observations in the field, his knowledge of Uganda and its geology derived from his extensive experience in neighbouring Tanzania and public information from his own files, as well as the comprehensive corporate and property data provided by AMF.  Government of Uganda reports and maps, and other relevant reports, papers and data in the public domain were also examined.  All available data on AMF’s properties was reviewed in Uganda or Toronto, including reports on recent exploration programs.  Copies were examined in Entebbe of the original licence documents for each of the Exploration Licences and Location Licences covering the Mashonga property, as well as the joint-venture agreement affecting the property. The author is familiar with gold exploration in East Africa, having spent more than six years working in Tanzania in that regard in 1999-2007.

Proposed exploration programs for 2007-2008 consist of: a first phase of reconnaissance and detailed geochemistry, with mapping and rock sampling, acquisition of the data from the 2007 World Bank-sponsored airborne geophysics, and initial testing of the existing geochemical anomalies and the mine extension with RC drilling; and a second phase of RC drilling to be carried out if the first phase returned positive results, together with ground geophysics.

Table 1.1  Overall 2007-2008 Exploration Budget for the Mashonga Project of AMF.

Project	Stream Seds.	Soils	Geophys.	Geology /LandSat	RC Drilling	Reports	Licence	Fixed Costs	Total
Mashonga	0	30,000	85,000	15,000	600,000	40,000	4,000	60,000	$834,000
Totals	$0	$30,000	$85,000	$15,000	$600,000	$40,000	$4,000	$60,000	$834,000

In the author’s opinion, the character of the Mashonga property being added to AMF’s Uganda portfolio is of sufficient merit to justify the nature and scale of the programs outlined above.  The budgets developed by AMF for these programs are considered appropriate by the author.

2.0       INTRODUCTION and TERMS of REFERENCE

Martin Taylor, P. Geo., was retained by African Mineral Fields Inc. of Vancouver, Canada, (“AMF”) and their parent company Magnus International Resources Inc. (“Magnus”), to whom this report is addressed, in August 2007 to prepare a technical report to the standards of National Instrument 43-101 on the Mashonga mineral property in the Republic of Uganda in which AMF holds an interest.  Mr. Taylor travelled to Uganda in August 2007 and visited the two Exploration Licences and three Location Licences under option by AMF, to observe the geology, exploration sites and infrastructure.  The author is aware that AMF and/or Magnus may use this report in support of future fundraising efforts, or as required for other purposes by Stock Exchanges in Canada and the relevant provincial Securities Commissions.

The Mashonga Property comprising 460.87 km2 is located in southwestern Uganda in East Africa. The property is being explored under an agreement between the Ugandan licence holders (“the Uganda Consortium”) and AMF whereby AMF may earn a 60 % interest.

In writing this report the author relied on his observations in the field, his knowledge of Uganda and its geology derived from a previous visit and his extensive experience in neighbouring Tanzania, public information from his own files, as well as the comprehensive corporate and property data provided by AMF.  Government of Uganda reports and maps, and other relevant reports, papers and data in the public domain were also examined.  The author made extensive use of unpublished technical reports, data compilations and other information provided by geologists of AMF, all of which he considers reliable. All available data on AMF’s property was reviewed in Uganda, including reports on recent exploration programs.  Copies were examined in Entebbe of the original licence documents for each of the Exploration Licences and Location Licences for the Mashonga property, as well as the joint-venture agreements between AMF and the Uganda Consortium affecting the property.    The author is familiar with gold exploration in East Africa, having spent 76 months working in Tanzania in that regard in 1999-2007.

All of the licence documents issued by the Geological Survey and Mines Department were examined by the author and appear to be in order.  Although the author is familiar with both the procedure of acquiring Exploration Licences in Uganda and the nature of the relevant documents pertaining to them, as a Professional Geoscientist he is not qualified to give a formal legal opinion on the validity of the licence or agreement documents and takes no responsibility for any errors or omissions within said documents that might affect AMF’s title or interest in the properties.  A letter has been received from the Department of Geological Survey and Mines, Uganda, certifying that the 2 Exploration Licences and 3 Location Licences comprising the Mashonga property are in good standing through submission of required reports and payment of mineral rentals.  This letter is included in Appendix I.

3.0       PROPERTY DESCRIPTION AND LOCATION

The mineral property in which AMF holds an interest and described in this report is located within the Republic of Uganda, in East Africa.

3.1       The Republic of Uganda

Uganda covers a total area of 241,038 sq. km between longitudes 29° 30’E – 35° 00’E and latitudes 4° 00’N - 1° 00’S.  It is a land-locked country bounded on the north by Sudan, on the east by Kenya, on the south by Tanzania and Rwanda, and on the west by the Democratic Republic of Congo (Figure 3.1).  The southeast of the country, some 30,000 sq. km, is covered by Lake Victoria.  The Ruwenzori Mountains on the western border of Uganda contain three of Africa’s highest peaks in Mt. Margherita (5,110 m), Mt. Speke (4,890 m) and Mt. Baker (4,843 m).  The White Nile River starts its journey to the Mediterranean from Jinja, on the north shore of Lake Victoria, flowing into Lake Albert in the Western Rift and then north through Sudan and Egypt.

The original hunter-gatherers in Uganda were absorbed by successive pastoralist migrants from the north (Nilotic) and west (Bantu).  The Baganda, a Bantu tribe, established a powerful kingdom near Lake Victoria, and the Bunyoro kingdom was established to the north.  Lesser kingdoms were established elsewhere in the country, especially in the west (e.g. Ankole).  European explorers began to penetrate the interior in the mid-19th century, culminating in the establishment of a British Protectorate in 1894 with a typical colonial administration but no acquisition of farmland by settlers.  The country achieved independence on October 9, 1962.

In the 1970s and 1980s Uganda was notorious for human rights abuses under Idi Amin and Milton Obote.  Since the current President, Yoweri Museveni, came to power in 1986 Uganda has rebounded to become relatively peaceful, stable and prosperous.  Multi-party politics were restored in 2005 and, in August 2006, a truce was signed between the Government and the Lord’s Resistance Army rebels in the north of the country.  Uganda is the most successful country in East Africa in dealing with the scourge of HIV/Aids.

Uganda’s population was estimated at 26.7 million in 2005, with an annual growth rate of 3.5%.  Of the four ethnic groups, the Bantu live predominantly south and west of the River Nile while those of Nilotic, Nilo-Hamitic and Sudanic races live north of the River Nile.  Of the Bantu people, the Baganda tribe are the most numerous, about 17% of the population.  English is the official language.  Luganda is spoken extensively in central Uganda, and Swahili is widely understood.  Kampala, with a population of about 2 million, is the commercial capital and seat of government.  There are 56 Administrative Districts.  Uganda’s legal system is based on English common law.  The currency is the Uganda shilling, Ushs 1,750=US$1.00 in October 2007.

Uganda’s economy is based on agriculture, the major commercial crops including coffee, fish, tea, tobacco, cotton, corn, beans and sesame. Flowers and other horticultural products play an increasing role.  The majority of the population practises subsistence farming, with the country self-sufficient in basic foodstuffs.  Plantain bananas are the dominant carbohydrate.  Tourism plays less of a role than in Kenya and Tanzania, with the main focus on the game parks in the west of the country.

UGANDA
National capital
Town, village
Airport
International boundary
District boundary
Main road
Secondary road
Railroad
The boundaries and names shown and the designations used on this map do not imply official endorsement or acceptance by the United Nations.
SUDAN
KENYA
DEMOCRATIC REPUBLIC OF THE CONGO
UNITED REPUBLIC OF TANZANIA
RWANDA
Kigali
Lake Victoria
Lake Albert
Sese Is.
YUMBE
MOYO
ADJUMANI
ARUA
NEBBI
GULU
KITGUM
PADER
KOTIDO
MOROTO
APAC
LIRA
KATAKWI
MASINDI
HOIMA
KIBAALE
KIBOGA
NAKASONGOLA
KAYUNGA
KAMULI
SOROTI
KUMI
PALLISA
MBALE
TORORO
BUSIA
IGANGA
JINJA
LUWERO
MUBENDE
KAMPALA
MPIGI
WAKISO
MUKONO
MAYUGE
BUGIRI
KALANGALA
MASAKA
RAKAI
SEMBABULE
MBARARA
BUSHENYI
NTUNGAMO
KABALE
KISORO
KANUNGU
RUKUNGIRI
KASESE
KAMWENGE
KYENJOJO
KABAROLE
BUNDIBUGYO
NAKAPIRIPIRIT
KAPCHORWA
SIRONKO
KABERAMAIDO
Kampala
Gulu
Lira
Kitgum
Kotido
Moroto
Lopodi
Nimule
Arua
Masindi
Hoima
Bunia
Mubende
Bombo
Entebbe
Jinja
Iganga
Kamuli
Tororo
Mbale
Kitale
Bungoma
Soroti
Kumi
Katakwi
Lothaa
Namalu
Kapchorwa
Masaka
Kalangala
Bugala
Mbarara
Ibanda
Kabale
Kasese
Fort Portal
Kyaka
Bumbire
Ukara
Ukerewe
X MUBENDE
X LUGAZI
X MASHONGA
X MITOMA
X MWERUSANDU
0 25 50 75 100 km
0 25 50 75 mi

Map No. 3862 Rev. 4 UNITED NATIONS
May 2003

Department of Public Information
Cartographic Section

Figure 3.1.  Map of Uganda with Administrative Districts

Little prospecting or mining was carried out in Uganda before the British Protectorate.  Prospecting in the Ruwenzori Mountains in the 1920s resulted in the discovery of copper mineralization that became the Kilembe Mine, in production from 1956-1978.  Tin was produced at Mwerusandu from the early 1930s to 1956.  Gold was first recorded in Nyanzian greenstones in 1932 at Busia, where the small Busitema mine is still operated. Numerous small-scale mining operations on vein and alluvial deposits commenced soon after and many continued after WWII.  Current artisanal gold mining mainly focuses on alluvial deposits, with annual production estimated by the government to be between one and two tonnes.

The Department of Geological Survey and Mines (DGSM) is an integral part of the Ministry of Energy and Mineral Development. The DGSM is based in Entebbe and administers the Mining Act and its Regulations.  The DGSM is headed by the Commissioner, with Assistants in charge of the Geology, Laboratory, Mines and Geodata Divisions.  The DGSM also has the responsibility of maintaining the archive of geological data reaching back to 1919.  This includes topographical maps, mineral occurrence maps, mineral licence maps, geophysical, geological and geochemical maps, and copies of published and unpublished reports.  Geological maps at a scale of 1:125,000, each covering a quarter-degree sheet, cover the entire country.  Some areas have been mapped in more detail.

The Government of Uganda has recognised the importance of the mineral sector in the development of the country.  Mineral Sector policy items identified in 2001 were: to stimulate mining sector development by promoting private sector participation; to ensure that mineral wealth supports national economic and social development; to regularize and improve small-scale mining by local artisans; to minimise and mitigate the adverse social and environmental impacts of mineral exploitation; to remove restrictive practices on women participating in the mineral sector and protect children against mining hazards; to develop and strengthen local capacity for mineral development; and, to add value to mineral ores and increase mineral trade. The revision of the Mining Act in 2003 and the Mining Regulations in 2004 were directed at attracting private sector investment in the exploration, mining development, mineral beneficiation and marketing of Uganda’s mineral resources.

Title to minerals in the ground is vested in the Republic of Uganda, and no prospecting or mining operations can be carried out without the appropriate mineral rights licence granted by the government. The mineral rights licences come in five forms:

  Prospecting Licence.  A general licence enabling the holder to prospect for suitable mineral exploration areas anywhere in the country, except in areas of existing mineral licences, National Parks or Game Reserves.  A company may only prospect if it employs at least one individual with such a licence who must also act as an agent.

  Exploration Licence.  Issued to a Ugandan citizen or company registered in Uganda, who must hold a valid Prospecting Licence, with any individual or company allowed to hold one exploration licence if suitable financial resources can be demonstrated.  ELs cover rectangular areas not exceeding 500 sq. km, and are exclusive for the stated minerals within the area granted.  The licence gives the holder right of access and the right to camp within the licence.  They cannot overlap an existing retention licence or mining lease. They are issued for up to three years and renewable for two periods of two years each, with a 50% reduction in area with each renewal.  The application process is thorough and must include a detailed program with proposed employment of Ugandans and potential environmental impacts.  Application fees are 650,000 U/= (approx. US$370 as of October 2007), with annual rental 10,000 U/= per sq. km.  On expiry a company should apply for a retention licence or mining lease.

  Retention Licence.  This applies to an area covered by an exploration licence on which the holder has made a discovery, but cannot immediately develop it.

  Mining Lease.  This is issued after a full feasibility study with environmental impact assessment has been submitted to the government.  There is no maximum or minimum size, though the licence must be rectangular.  The licence gives the right to mine or sell stated minerals within the area granted, and the right to establish a camp, plant and dumps within the licence. The lease has an initial term of up to 21 years, renewable for no more than 15 years.   Preparation fees for the lease are 2,000,000 U/=, and the annual rent is 10,000 U/= per hectare.  Precious and base metals mined are subject to a 3% royalty on the gross value as determined on the prevailing market price of the London Metals Market or similar.  The State does not participate directly in exploration or mining operations.

  Location Licence.  This is intended for small-scale mining where expenditure to achieve production will not exceed 10,000,000 Uganda shillings.

3.2       Description of Ugandan Properties

The Mashonga Property of approximately 460.87 km2 is located in southwestern Uganda in East Africa. The property is being explored under a Joint-Venture agreement between AMF and the Ugandan holders of the Exploration and Location Licences (Gold Empire Ltd., USA Ltd. and J.M. Muyambi, “the Uganda Consortium”).  The agreement was signed on August 30th 2007 and grants AMF the option to acquire a 60% interest in the Mashonga property.

Under the terms of the agreement AMF would acquire a 60% interest in the Mashonga property by making cash payments of US$650,000 plus making a total of US$4,000,000 in exploration expenditures and providing a pre-feasibility study by the end of 5 years from the effective date.  The cash payments consist of $40,000 on the effective date of the agreement; $60,000 on the first anniversary; $75,000 on the second anniversary; $100,000 on the third anniversary; $125,000 on the fourth anniversary; and $250,000 on the fifth anniversary.  The Uganda Consortium may elect to accept common shares of Magnus International Resources Inc. in lieu of cash, the shares to be priced at the average trading for 10 days prior to the payment date.  Of the $4,000,000 exploration expenditures, $250,000 is required to be spent in the first year of the agreement.  AMF is also required to submit all geological data, quarterly reports and other exploration data to the DGSM.

Digital scans of the documents for the 2 Exploration Licences and the 3 Location Licences within them were examined by the author and appear to be in order.  Although the author is familiar with both the procedure of acquiring Exploration Licences in Uganda and the nature of the relevant documents pertaining to them, as a Professional Geoscientist he is not qualified to give a formal legal opinion on the validity of the licence or agreement documents and takes no responsibility for any errors or omissions within said documents that might affect AMF’s title or interest in the properties.  A letter has been received from the Department of Geological Survey and Mines, Uganda, certifying that the 2 relevant ELs and 3 LLs are in good standing through submission of required reports and payment of mineral rentals.  This letter is included in Appendix I.

Figure 3.2  Location of Mashonga property licences

Table 3.1  Exploration and Location Licences Granted

EL	Owner’s	Licence	Project	Admin.	GSMD	Area	Date	Expiry
No.	Name	Name	Name	District	District	Km2	granted	Date
EL 0059	USA Mining Ltd.	Mashonga S	Mashonga	Bushenyi	Mbarara	383.00	2005-11-23	2008-11-22
EL 0084	Gold Empire Ltd.	Mashonga N	Mashonga	Bushenyi	Mbarara	77.50	2006-03-15	2009-03-14
LL0229	J.M. Muyambi	Nyakazinga	Mashonga	Bushenyi	Mbarara	0.12	2007-08-27	2009-08-26
LL0230	J.M. Muyambi	Kibona	Mashonga	Bushenyi	Mbarara	0.12	2007-08-27	2009-08-26
LL 0231	J.M. Muyambi	Kyamukubwa	Mashonga	Bushenyi	Mbarara	0.13	2007-08-27	2009-08-26
					Total	460.87

3.2.1    Mashonga Property

The Mashonga Property is located some 320 km southwest of the capital Kampala in the Bushenyi district of south-western Uganda. The property is approximately centred at Latitude 0° 25’S and Longitude 30° 10’E.  The property consists of two Exploration Licences covering an area of 460.50 km2, within which are three contiguous Location Licences (previously LL0065) totalling 0.37 km2 that cover the Mashonga Mine workings.  The configuration of the property is shown in Figure 3.2 and the geographic coordinates are listed in Table 3.2.

Table 3.2 Location of Mashonga Property Exploration and Location Licences

Licence	Area	Licence	Topo	Corner	UTM E	UTM N	Latitude	Longitude
No.	km2	Name	Sheet	Beacon	Arc 1960	Arc 1960
EL 0059	383.00	USA Mining	76/3	LB	0190000	9958000	00° 22´ 47˝S	30° 12´ 55˝E
			85/1	CB1	0190000	9945000	00° 29´ 50˝S	30° 12´ 55˝E
				CB2	0185000	9945000	00° 29´ 50˝S	30° 10´ 13˝E
				CB3	0191750	9940000	00° 32´ 32˝S	30° 13´ 51˝E
				CB4	0176900	9940000	00° 32´ 32˝S	30° 05´ 51˝E
				CB5	0176550	9940900	00° 32´ 03˝S	30° 05´ 40˝E
				CB6	0172000	9942550	00° 31´ 09˝S	30° 03´ 13˝E
				CB7	0168000	9945000	00° 29´ 49˝S	30° 01´ 04˝E
				CB8	0168000	9960000	00° 21´ 41˝S	30° 01´ 04˝E
				CB9	0178800	9960000	00° 21´ 41˝S	30° 06´ 53˝E
				CB10	0178000	9957875	00° 22´ 50˝S	30° 06´ 27˝E
				CB11	0182175	9957700	00° 22´ 56˝S	30° 08´ 42˝E
				CB12	0182350	9955700	00° 24´ 01˝S	30° 08´ 48˝E
				CB13	0186600	9955600	00° 24´ 05˝S	30° 11´ 05˝E
				CB14	0186600	9958000	00° 22´ 46˝S	30° 11´ 05˝E
EL 0084	77.50	Gold Empire	76/3	LB	0178850	9960000	00° 21´ 41˝S	30° 06´ 54˝E
			76/4	CB1	0186550	9960000	00° 21´ 41˝S	30° 11´ 03˝E
				CB2	0186550	9963000	00° 20´ 04˝S	30° 11´ 03˝E
				CB3	0197000	9963000	00° 20´ 04˝S	30° 16´ 41˝E
				CB4	0197000	9958000	00° 22´ 47˝S	30° 16´ 41˝E
				CB5	0186550	9958000	00° 22´ 47˝S	30° 11´ 03˝E
				CB6	0186550	9955650	00° 24´ 03˝S	30° 11´ 03˝E
				CB7	0182375	9955750	00° 24´ 00˝S	30° 08´ 48˝E
				CB8	0182150	9957700	00° 22´ 56˝S	30° 08´ 41˝E
				CB9	0178850	9957900	00° 22´ 50˝S	30° 06´ 54˝E
LL0231	0.013	Kyamukubwa	76/3	LB	0183100	9957100	00° 23´ 16˝S	30° 09´ 12˝E
				CB1	0183350	9957350	00° 23´ 08˝S	30° 09´ 20˝E
				CB2	0183570	9957150	00° 23´ 14˝S	30° 09´ 27˝E
				CB3	0183350	9956800	00° 23´ 25˝S	30° 09´ 20˝E
LL0229	0.012	Nyakazinga	76/3	LB	0183125	9957575	00° 23´ 00˝S	30° 09´ 13˝E
				CB1	0183350	9957350	00° 23´ 08˝S	30° 09´ 20˝E
				CB2	0183100	9957100	00° 23´ 16˝S	30° 09´ 12˝E
				CB3	0182850	9957300	00° 23´ 09˝S	30° 09´ 04˝E
LL0230	0.012	Kibona	76/3	LB	0182650	9957500	00° 23´ 03˝S	30° 08´ 57˝E
				CB1	0182900	9957775	00° 22´ 54˝S	30° 09´ 05˝E
				CB2	0183125	9957575	00° 23´ 00˝S	30° 09´ 13˝E
				CB3	0182850	9957300	00° 23´ 09˝S	30° 09´ 04˝E

4.0       ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1       Introduction

Uganda is a land-locked country bounded on the north by Sudan, on the east by Kenya, on the south by Tanzania and Rwanda, and on the west by The Democratic Republic of Congo, all of whom are its major trading partners.

Uganda consists of a central plateau from 900-1,500 metres above sea level (averaging about 1,200 m), sloping gently to the north with a central downwarp occupied by Lake Kyoga.  Mountain ranges occur along the western and eastern sides of the country.  The western arm of the Great Rift Valley runs down the west side of the plateau and contains Lakes Albert and Edward.  The Lake Victoria basin lies in the southeast of the country.  Much of the plateau, other than the drier north, has fertile soils and is covered by a mix of farmlands, woodlands and forest.

Most of Uganda has a mean high temperature of 25-30°C and a mean low of about 15°C.  Temperatures tend to be higher in the Lake Victoria basin and in the Nile lowlands and drier areas in the north.  The highland areas in the southwest, along the Kenyan border and the Ruwenzori Mountains, tend to have a milder climate.  Annual precipitation ranges from less than 500 mm in the northeast to 700 – 1500 mm over much of the central plateau and exceeding 2,000 mm in parts of the Lake Victoria basin and the western mountains.  In the south there are two distinct rainy seasons with peaks in April and November while in the north there is a more continuous rainy season from April to November.  Various microclimates occur around the major lakes and especially at elevations above 2,500 m.  Precipitation on the upper Ruwenzori Mountains falls as snow as well as rain and the higher peaks have permanent snow-caps.

Landlocked Uganda depends for much of its foreign trade on the road and rail links through Kenya.  Railway branches west from Kampala to Kasese and northwest from Tororo on the Kenyan border to Pakwach north of Lake Albert are both in a state of disrepair.  A ferry for rail freight cars operates a link across Lake Victoria between the Uganda rail system at Port Bell (Kampala) and the city of Mwanza in Tanzania.  Uganda has an extensive network of over 30,000 km of maintained classified roads, about 2,600 km or 8% of which are paved.  The road system is generally in good condition and provides good access across the country and to AMF’s Mashonga exploration property.  The principal paved roads fan out across the country from Kampala, except to the northeast.  The road to the southwest is an essential link for supplying fuel, food and general freight to Rwanda, Burundi and the eastern DRC.

Uganda’s principal airport is at Entebbe on Lake Victoria, 40 km southwest of Kampala.  International airlines connect to Europe and Dubai as well as East African destinations.  Domestic charter flights connect over 10 local airports.

Domestic and international telephone and facsimile services are provided, but the service is limited to major towns and cities and, even there, can be unreliable. As elsewhere in Africa the system has been bypassed by the tremendous growth of mobile telephone service.  Three private companies provide extensive cellular service throughout the country, especially in the main population centres and along the main roads.  Internet facilities are available in most towns through one of the eight internet providers.  The postal system works quite well in Uganda, and several companies offer international courier services.

Electricity is largely generated by the hydroelectric dam on the River Nile at Owen Falls near Jinja.  Installed capacity is about 300 MW with an additional 80 MW planned at the Kiira plant.  Other major generating stations are planned for new dams at Karuma and Bujagali, but the environmental impact of the latter in particular has been controversial and has delayed the project.  Only 3-5% of Ugandans have regular access to electricity, with many towns, especially in the north, having no supply.  The Owen Falls dam relies on the water level of Lake Victoria and the lake reached critically low levels in 2005-2006.  Lower rainfall in the Lake Victoria basin for several years was part of the problem, exacerbated by too much water being drawn through the Owen Falls dam in attempts to generate enough power.  Strong rains in 2006-2007 have considerably alleviated the problem of the lake level, but Uganda still struggles to generate enough electricity.

Specific to the mineral exploration industry, there is no drilling contractor based in Uganda though GeoServe is currently setting up in Uganda to provide an RC drill for AMF.  The logistics of acquiring drill equipment from southern Africa or overseas via Kenya should not be a major problem, and several drilling contractors maintain bases in Mwanza, Tanzania, to service the many drill rigs operating in that country.  Similarly there are three assay laboratories located in Mwanza to service the mining and exploration industries in Tanzania.  One of them, SGS African Assay Laboratories Limited, has proposed setting up a sample preparation facility near Kampala in 2007.  Geochemical, drill-core/chip and rock samples would be prepared there and small pulps shipped by air to their Mwanza laboratory for analysis.

4.2       Mashonga Property

Access to the Mashonga project area from Kampala is via a good network of tarmac roads through Masaka and Mbarara to Bushenyi and Ishaka. From Ishaka the tarmac road continues north through the western part of the property and local dirt roads provide access to the project sites. The towns of Bushenyi and Ishaka act as service centres for exploration and have a good mobile communication network and improving internet connections.

Topographically, the Mashonga property comprises rolling hills that are dominated in the north by the steeper slopes of the east-west Lubare Ridge.  Drainage varies from well-incised streams to wider reed-filled or well-cultivated flood plains.  Extensive tea plantations occur in the northern half of the property with much of the rest open grasslands, eucalyptus tree plantations and abundant cultivated fields, including banana, matoke, coffee and beans amongst other crops. Local remnants of the original forest still exist.  Streams and rivers in the hillier areas are deeply incised but recent cultivation along deforested slopes has resulted in the silting of many stream beds.  In places, cobble layers define the old stream bed and are generally covered by 2m and more of sediments. Artisanal gold panners dig down to the cobble layer to pan gold.

5.0       HISTORY

The Mashonga property is located adjacent to the Buhweju artisanal goldfields and includes the Mashonga artisanal goldfields, which together have a reported production since the 1930s of some 200,000 ounces of gold.

Informal gold production from the Mashonga Mine is reported to come from an east-west trending sheared quartz-vein zone, tentatively interpreted by AMF to be a splay off a northwest-trending regional structure. The mineralized shear appears to be hosted by quartz-muscovite schist, at the contact between the schist and granitic rock.  There is abundant evidence of gold artisanal activity outside of the Mashonga mine itself, none of which is well documented. Alluvial and colluvial mining is widespread, including reworked gravel beds or raised terraces.

During October-December 1993 the UNPD completed regional stream sediment sampling over the Buhweju region.  Samples were analysed for gold and base metals, and the results from Mashonga showed elevated or anomalous gold values in all of the tested drainages.  The anomalous gold results over the Mashonga area indicate the potential for extending the zones of mineralization at Mashonga to the south east, over a strike length of at least 10km.

In 1996 the consensus remained that the quartz veins in muscovite schists of the Igara Series and/or quartz-pebble conglomerates in the Buhweju series were the source of the alluvial gold in the Mashonga field.  Pangaea Goldfields looked at the area in July 1996 but found no gold-bearing conglomerates and <20 ppb Au in the quartz veins in schist that they sampled.  Pangaea interpreted the Mashonga area as a large open antiform of the Igara Series (PalaeoProterozoic Buganda-Toro System) with the Mashonga Granite at its core and overlain to the north by the Buhweju Series (MesoProterozoic Karagwe-Ankolean System).

In October 1996 Skyray Properties Ltd. carried out exploration for a lode gold prospect on the Mashonga property.  Available outcrop was sampled and soil samples taken where no outcrop was present.  Samples were analysed by FA/AA at SGS Zimlabs in Harare, but no significant results were obtained.

On 29th August 2004 African Precious Minerals (“APM”) signed a joint-venture agreement with the Ugandan owners of the five ELs and LLs that are the subject of this report.  The APM agreement was dissolved on 20th November 2006 after which the data from APM’s soil and rock sampling was made available to AMF.

In 2006 APM collected 165 soil samples on north-south traverses east and west of the Mashonga Mine.  Marshy areas and those covered by transported alluvium were omitted as were some areas that are covered by tea plantations.  Samples were collected from B horizon soils with a hand-auger from depths of 30-90 cm below surface, mostly about 70 cm.  All samples were analyzed by FA/ICPMS for Au, Pt and Pd, with the initial samples also analyzed by mixed acid digest/AA for Bi, Cu, Pb and U.  The results outlined a broad 1 km x 2 km gold anomaly, trending northwest, supported by anomalous bismuth and elevated platinum.  APM also sampled a test line across the gold-in-soil anomaly for Terra Leach analysis.  The results of this test line confirmed the fire assay anomaly.

APM also excavated 11 pits and 3 trenches by hand over the gold-in-soil anomaly and mine area.  Results of this work were not available to the author.  APM reported a number of rock grab samples, including one from the Mashonga Mine and one from 1 km east that returned very high gold and PGE grades.  The exact locations of these samples (listed in Table 5.1) are unknown and the assays have not been verified.  AMF is confident that sample UGR 72 did originate from the mine area, however, and the author concurs with this conclusion.

Table 5.1  Results of APM rock grab samples

Sample	Locality	Gold g/t	Platinum g/t	Palladium g/t	Rhodium g/t
UGR72	Mashonga Mine	626.0	17.7	15.3	3.1
UGR73	1 km east of mine	90.6	1.57	1.31	0.19

Figure 5.1  APM gold-in-soil geochemistry and Terra Leach line.

Plate 5.1 Mashonga Mine looking east. Sidewalls are weathered quartz-muscovite schist and granite with minor pegmatite and quartz stockwork.

Plate 5.2 Mashonga Mine – sidewalls collapsed to fill in pit.

Plate 5.3  Colluvial and weathered bedrock diggings immediately west of Mashonga Mine.

Plate 5.4  Mashonga East – alluvial gravel and colluvial workings.  Short adits have been cut into hillside.

6.0       GEOLOGICAL SETTING

6.1       Introduction to the Geology of Uganda

The Archaean Ugandan Craton is part of the African Plate, a large area of continental crust consisting of the accretion of small cratons (e.g. Uganda, Tanzania) welded together by Proterozoic mobile belts.  Much of northern and central Uganda is underlain by Archaean basement gneisses.  The southwest part of the country, including the exploration licences of AMF, is largely underlain by Proterozoic sediments, minor volcanics and intrusive granites.  Major rift faulting commenced in the Tertiary and continued to the present.  Tertiary volcanism of mafic to intermediate composition and minor carbonatites also occurred.  This includes the formation of large shield volcanoes, the most prominent in Uganda being Mt. Elgon on the Kenyan border.  Great thicknesses of Tertiary to Recent sediments fill the fault valleys, especially along the Western, or Albertine, Rift in western Uganda.  The following descriptions are largely adapted from Thomas Schlüter’s 1997 text “Geology of East Africa”.

Precambrian rocks underlie two-thirds of Uganda. Archaean rocks are exposed in the south-east where they are part of the extensive granite-greenstone terrane of the Tanzanian Craton. Three major Proterozoic belts underlie central and west Uganda: the Paleoproterozoic Buganda-Toro metasediments, the Mesoproterozoic Karagwe-Ankolean (Kibaran) Belt in the southwest of the country and Neoproterozoic Pan-African rocks. The Neoproterozoic includes the Bunyoro Series with tillites and argillites, and the undeformed shallow water sediments of the Bukoban Supergroup. Tertiary to Recent sediments filled parts of the down-faulted Western Rift. Tertiary carbonatites and Cenozoic volcanics are related to rift activities and occur along the eastern and western borders of the country.

6.1.1    Archaean

The oldest rocks of the craton are highly metamorphosed and migmatized sediments and minor igneous rocks originally given the name of “Basement Complex”.  Some 60% of the rocks outcropping in Uganda are of this group, especially across the northern half of the country and as inliers within the Proterozoic rocks to the south.  Schlüter (1997) prefers the term “Gneissic-Granulitic Complex” for this area of continental crust that probably evolved before 3.4 Ga.  A regional tectono-metamorphic event took place around 2.9 Ga (Watian Event in northern Uganda) that generated granulites and migmatites.  The early Aruan tectono-thermal event in northwest Uganda introduced migmatites around 2.7 Ga, coincident with the collision of an oceanic plate with the continental crust.  Shearing and post-tectonic magmatism occurred around 2.6-2.55 Ga.

The rocks are mostly of amphibolite or granulite facies, the latter being older formations that resisted the deformations in the younger rocks.  While retrogressive metamorphism is common, no evidence of progressive metamorphism from amphibolite to granulite facies has been found.  The granulites are mostly felsic to intermediate with lesser mafic to ultramafic compositions, and include charnockites and enderbites.  Many of the granulites in northern Uganda are probably of plutonic origin while those in West Nile are of sedimentary origin.  Synorogenic felsic gneisses and granites are widespread throughout the Complex, the latter usually having a distinct foliation parallel to the trend of the surrounding rocks.

Geological map of Uganda

Sudan
West Nile area
Kenya
Congo
Tanzania
Ruanda
Nile
Moyo
Arua
Pakwach
Murchison Falls
Lake Albert
Masindi
Hoima
Buk
Gulu
Kitgum
Lira
Aswa shear zone
Kaabong
Kotido
Moroto
Ksk
Soroti
Lake Kyoga
Mbale
Mt. Elgon
Fort Portal
Ruwenzori Mountains
Mubende
B-T
Kampala
Jinja
Entebbe
Ntusi
Lake Edward
X MASHONGA
Masaka
Mbarara
K-A
Kabale
Lake Victoria
0 20 40 60 80 100 kilometers
30 0'
31 0'
32 0'
33 0'
34 0'
35 0'
4 0'
3 0'
2 0'
1 0'
0 0'
Mediterranean Sea
Sudan
Uganda
Congo
Kenya
Tanzania
Atlantic Ocean
Indian Ocean
Meso-/Cenozoic sediments
Meso-/Cenozoic volcanics
Proterozoic rocks
Ksk = Karasuk
Buk = Bukoban
K-A = Karagwe-Ankolean
B-T = Buganda-Toro
Mirian
Aruan
Watian
undiff. basement complex
Nyanzian
Archean rocks partly reworked during later orogenic events
granitoids
mylonites/cataclasites

Figure 6.1 General Geology of Uganda with Mashonga Property

The Archaean Nyanzian System rocks that form the extensive greenstone belts around the south and east of Lake Victoria in Tanzania are almost absent from Uganda.  These old volcanic rocks and associated sediments occur in the extreme southeast corner of Uganda, east of Jinja.  Similarly the conglomerates, arkoses and quartzites of the Kavirondian System that unconformably overlie the Nyanzian are only found in southeast Uganda.

6.1.2    Proterozoic

The Palaeoproterozoic Buganda-Toro System covers much of southern Uganda and is also known as the Ruwenzori Fold Belt (“RFB”) from the common structural event.  The RFB extends for about 1,000 km west from Jinja into the Democratic Republic of Congo (“DRC”) and is prominently exposed in parts of the Ruwenzori Mountains on the western boundary of Uganda.  It is bounded by the Gneissic-Granulite Complex to the north and is unconformably overlain in southwest Uganda by the Mesoproterozoic Karagwe-Ankolean System.  The Buganda-Toro System as a whole is essentially a broad complex syncline with a gently plunging WSW axis.  Dating suggests the Buganda Group was formed between 2,536±24 to 1,850±40 Ma (Cahel et al, 1984), with the Toro Supergroup within the same time range.

The name Buganda Group is given to a series of low-grade shales, argillites, phyllites, mica-schists and quartzites in Central Uganda.  The basal series comprises quartzitic horizons separated by pelitic rocks, overlain by slates, phyllites and shales, in turn succeeded by mafic volcanics and amphibolites.  A lack of marker horizons and unclear base and top make estimates of overall thickness rather speculative, though the group may be 1,000 m near Jinja in the east and up to 7,000 m in central Uganda.  The rocks have a general east-west strike, though more SW-NE in southern Uganda.

The term “Toro” was first used in 1933 to describe quartzites in western Uganda.  The Toro Supergroup rocks were originally thought to be separate from the Buganda Group due to the higher grade of metamorphism, more migmatization and generally more complex structure, but are now considered to be stratigraphically and lithologically equivalent and the term ‘Buganda-Toro System’ is preferred for the rocks in western and central Uganda.  The Toro Supergroup is characterised by tight folding with steep axial planes, with a greater degree of overturning in the Ruwenzori Mountains.  At least two phases and directions of folding are evident throughout the Toro Supergroup.

The Mesoproterozoic Karagwe-Ankolean System forms part of the Kibaran Belt which extends from Uganda to Zambia, west of Lake Victoria, including the northwestern edge of Tanzania.  The Kibaran Belt is one of the major geological features of central and eastern Africa, with a general NNE alignment.  Three divisions of 2,000-6,000 m thickness are accepted for the Kibaran, of generally pelitic rocks with intercalated quartzites that have been metamorphosed to phyllites, mica- and sericite schists, quartzites, gneisses and migmatites.  Much of the succession has been intruded by granites.  The northern boundary in Uganda of the Karagwe-Ankolean System with the Buganda-Toro System and the Gneissic-Granulite Complex is poorly defined.  The argillaceous rocks of the Karagwe-Ankolean in Uganda show a progressive increase in metamorphism up the succession, enhanced by their proximity to granites emplaced in anticlinal cores.

Granites, dated from 1,370-980 Ma (Pohl 1994), are common in the Kibaran Belt.  Many of these in southwestern Uganda are called ‘arena granites’, due to the erosion of the central granite dome within a circular ridge of country rock.  At least four types of granites (G1 to G4) are known within the Kibaran Belt (Cahen et al, 1984).  G1 and G2 are approximately synorogenic, while G3 and G4 are post-orogenic.  G1 granites are porphyritic gneissic adamellites intruded into the lower Karagwe-Ankolean between about 1,350-1,300 Ma (Pohl 1994).  G2 are adamellite gneisses.  The post-orogenic G3 intrusives are alkaline biotite-granites while the G4, or ‘tin’ granites (976±13 Ma), are leucocratic, sub-alkaline and strongly peraluminous equigranular aplitic or pegmatitic rocks, often cataclastic and locally sheared, and cross-cutting.  The roof zones of the G4 granites are often invaded by pegmatites and quartz veins that host Sn, W and Nb/Ta mineralization.

In Uganda the Karagwe-Ankolean is characterised by two major fold trends.  The predominant Kibaran trend swings to NW, with generally open fold that becomes tighter between adjacent arena granites.  A NE cross-folding trend causes doming.  Much of the Karagwe-Ankolean is affected by low-grade regional metamorphism, with the grade generally increasing towards the base of the system.  Contact metamorphic minerals are rare, even next to the granites.

The early Kibaran basin development consists of clastic marine sediments with strong lateral and vertical facies changes, from starved basins to turbiditic environments to siliciclastic flats and deltaic zones.  A volcanic island chain developed south of Uganda, of largely mafic to intermediate composition.  With continuing sedimentation the early granites were intruded.  The main compressional deformation of the Kibaran Belt occurred around 1,200 Ma with further intrusion of granites in anticlinal axes.  Rifting occurred at about 1,140 Ma with intrusion of G3 granites.  A late-tectonic phase, or Lomamian Orogeny (Cahen et al, 1984) occurred at about 976 ±10 Ma, within the Pan-African events.

The Neoproterozoic Bukoban System, composed of sediments from conglomerates to sandstones, shales and minor basalts, largely occurs in western Tanzania.  The only rocks of unquestionable Bukoban age in Uganda are in the extreme southwest on Lake Victoria, but several outliers of possible Bukoban occur in central Uganda.  These outliers of the Singo, Mityana and Bunyoro Series are of flat-lying essentially unmetamorphosed sediments that are similar to the known Bukoban and younger than the neighbouring granites.

The Neoproterozoic of the Mozambique Belt, the longest zone of crustal mobility in Africa, is restricted to northeastern Uganda.  The Karasuk Group, an assemblage of gneisses, amphibolites, marbles, quartzites and ultramafic rocks occupies a strip of about 200 km by 40 km along the Uganda/Kenya border in the Karamoja area.  In addition, the Aswa Shear Belt within the Gneissic-Granulite Complex may be a major intra-continental transform fault associated with the Pan-African event.  This belt runs southeast from Nimule on the Sudan border through Mt. Elgon, a length of about 600 km by 8-9 km wide.

6.1.3    Palaeozoic-Mesozoic

The Karoo Supergroup is represented in Uganda by three small exposures west of the Western Rift, and at Bugirir, Entebbe and Dagusi in the southeast.  It is consists of a variety of continental sediments, deltaic wedges interfingering with lacustrine deposits and fluvial and aeolian beds.  The Karoo in Uganda appears to be in faulted contact with the Precambrian basement, and was preserved in grabens as tectonic traps.  Continental glaciation culminating around the end of the Carboniferous has been recorded from much of Gondwanaland.  Some of the rocks recovered from boreholes at Entebbe may have been deposited in a post-glacial environment.

6.1.4    Cenozoic-Recent

The East African Rift System (“EARS”) runs from the Afar triangle of Ethiopia to the Zambezi River in Mozambique, part of the Afro-Arabian Rift that extends north into Turkey.  The eastern branch of the EARS is also known as the Gregory Rift and runs to the east of Lake Victoria.  The Western or Albertine Rift runs from the north of Uganda along the western borders of Uganda, Rwanda, Burundi and Tanzania and is a graben bounded by fault zones around 40-50 km apart.  The Western Rift reaches its highest altitude in the middle near Lake Kivu (which has an elevation of 1,460 m asl) and drops away to the north (Lake Albert is at 617 m asl) and to the south (Lake Tanganyika is at 774 m asl).  The southern basin of Lake Tanganyika is about 1,500 m deep putting the base of the rift over 700 m below sea level at this point.  Lakes Edward and Albert drain north to the river Nile, while Lakes Kivu and Tanganyika eventually drain westwards to the river Congo.

Steep fault scarps rise from the graben floor; Mt. Margherita in the Ruwenzori Mountains at 5,110 m rises more than 4,000 m from the Semliki Plains.  Most of the faults defining the rifts are steep normal or dip-slip faults, frequently offset in en-echelon arrangement.  Usually the grabens are asymmetric, with a single large fault on one side and sets of smaller step faults or a monoclonal flexure on the other side.  Grid faulting with an average spacing of 1.5 km is common along the graben floor.

The direction and position of the EARS is related to ancient lineaments, and the two arms of the Rift appear to wrap around the Tanzania Craton and overlie the younger mobile belts, presumably following ancient lines of weakness.  In Uganda the northern end of the Western Rift is deflected eastwards around the West Nile Craton, and Lake Albert lies parallel to the grain of the basement complex.  The Precambrian Ruwenzori block, a horst some 120 km long by 50 km wide, lies to the south between Lakes Albert and Edward and is about 3 km above the Tertiary African Plateau.  It is a structural node at the intersection of the E-W Buganda-Toro System with the Western Rift.  The Rift has been deflected westwards around this node as the faulting failed to cut the Buganda-Toro units.

The tectonic history of the Western Rift is less well-known than that of the Gregory Rift, in part due to the lesser amount of volcanics which provide critical dating information.  Prior to the development of the Rift, western Uganda lay at about 500 m asl.  A shallow downwarp in the middle Miocene (15-16 Ma) formed a basin that filled with the Kasogi Formation sediments (Pickford et al, 1993).  The oldest volcanics are lavas from the Vicuna Field in the extreme southwest of the country, at about 12.6 Ma.  Pickford et al (1993) suggest lacustrine conditions began about 10-11 Ma with the formation of Lake Obweruka, about 550 km long, as the rate of downthrow exceeded that of sedimentation.  Ultimately over 4 km of sediments built up in the Albert Basin.  In the Late Pliocene-Pleistocene uplift of the Ruwenzori Massif caused the compartmentalisation of the Albertine depression, breaking up Lake Obweruka into smaller lakes around 2.6 Ma ago.  Pickford et al (1993) also suggest there was a third stage of rift development around 12-14 Ka BP that led to the present drainage patterns.  The Beni Gap through which Lake Albert drained to the Congo Basin was raised by 300 m, causing the Lake to flow out to the north into the Nile.  Back tilting of the Rift walls raised the Ruwenzori Massif by about 1,000 m, reversing rivers and leading to the formation of Lake Victoria.

Tertiary volcanics cover about 5% of Uganda.  No areas in Uganda are currently active, though the Virunga Field just across the border in the DRC has several active centres.  In eastern Uganda, close to the Kenyan border, six main volcanoes occur with Mt. Elgon the highest at 4,321 m asl.  Most are nephelinites, phonolites and trachytes, with minor carbonatites.  Ages range from 32±1.3 Ma for the oldest carbonatites to 12.5±0.3 Ma for the nephelinites and alkaline olivine basalts at Moroto.  The volcanoes in western Uganda largely occur in four distinct fields; Fort Portal, Ndale, Katwe-Kitorongo and Bunyaruguru, and Bufumbira which is the Uganda section of the Virunga Field.  Fort Portal is largely lapilli tuffs with minor carbonatites; Ndale, just north of Lake George, appears to be largely ashes and tuffs of pulverized basement; Katwe-Kitorongo and Bunyaruguru lie on either side of the Kazinga Channel that joins Lake George to Lake Edward and are ultra-potassic with 3-7% K2O; and Bufumbira is an extinct section of the active Virunga Field with the cones largely composed of angular and vesicular lava lapilli and bombs, unlike the other fields of western Uganda in having few ejected lava blocks or basement xenoliths, and extensive lava flows.  The rocks at Bufumbira include trachytes, leucitites, basanites and phonolites, though no true basalts.  Ages of the western Uganda volcanics are generally Late Pleistocene to Holocene, including less than 10 Ka BP for Katwe and 4-6 Ka BP at Fort Portal.

Much of the Archaean craton and surrounding rocks was subject to extensive lateritic weathering in the Tertiary.  The resulting ferricretes and saprolites, and their subsequent weathering products, are an important focus of mineral exploration efforts in Uganda given the general paucity of outcrop.

6.2       Geology of the Mashonga Property

The Mashonga region is largely underlain by Igara Group quartz-muscovite schists, quartzites and phyllites of the PalaeoProterozoic Buganda-Toro System.  Younger granitic intrusions occur and there is evidence of mafic-ultramafic igneous intrusive bodies (gabbroic or diorite). North of the Mashonga Mine the Igara rocks are covered unconformably by Buhweju Group quartzites and conglomerates of the MesoProterozoic Karagwe-Ankolean System. North-south trending fold axes from isoclinal folded sequences are reported as well as N-S and E-W trending structures (shears?).  The drainages in the mine area trend southeast, suggesting there is a regional structure parallel to this.

The Buganda-Toro and Karagwe-Ankolean systems have been extensively folded into tight synclines and anticlines, with upright axial planes and, in the southern and central Mashonga area, the former has been intruded by synorogenic porphyritic gneissic adamellites to post-orogenic biotite-bearing alkaline granites and leucocratic, sub-alkaline, per-aluminous granites (“tin granites”).  Historical economic Sn, W, Be, Nb/Ta deposits occur in similar rocks to the south of the Mashonga property, hosted within the metasediments on the periphery of the granites.  The presence of abundant quartz veining, several gold occurrences and the Sn-W-Be-Ta mineralization in this environment support the typical hydrothermal and epithermal activity of the Intrusive-Related Gold model driving the exploration.

In 1996 Pangaea Goldfields interpreted the Mashonga area as a large open antiform of the Igara Group with the Mashonga Granite at its core and overlain to the north by the Buhweju Group.  The mineralized east-west shear zone that hosts the Mashonga Mine occurs in metasediments that are now quartz-muscovite schists or at the contact between the metasediments and kaolinitized granite.  Pegmatitic veins and quartz stockwork veining also occur.  LandSat and DTM images for the area show a major east-west linear structure passing through the Mashonga gold field.

Earlier evaluations of the Mashonga property had focused on a shear zone/vein hosted model for mineralized structures such as the Mashonga Mine, and on palaeoplacer or epigenetic gold within the overlying Karagwe-Ankolean conglomerates of Lubare Ridge as the source of the alluvial/colluvial gold.  AMF is proposing an IRG (Intrusive Related Gold) model which takes into account both large veins occurring on the margins of granite bodies as well as granite hosted sheeted, stockwork or pegmatitic veins.  In the larger veins such as the Mashonga Mine, high gold grades can be expected.  An economic deposit, however, is more likely to be a lower-grade, granite-hosted system.

Informal gold production from the Mashonga Mine is reported to come from an east-west trending sheared quartz-vein zone. The mineralized shear appears to be hosted by quartz-muscovite schist, at the contact between the schist and granitic rock.  The wallrock of the mine pit, much of which is now filled by slumped material, is comprised of schist and kaolinitized granite with pegmatitic veins and quartz stockwork veining. In addition a quartz-mica schist that may be a recrystallized mafic (or ultramafic) rock was observed by AMF and the author on the mine dumps that are reported to come from the pit/underground workings.

Plate 6.1 Soil profile Mashonga Northeast

Plate 6.2  Quartz-muscovite schist, Mashonga Mine

Plate 6.3  Quartz-muscovite schist, Mashonga Mine

Plate 6.4  Weathered quartz-muscovite schist, Mashonga Mine

7.0       DEPOSIT TYPES

The deposit models focussing much of the gold exploration in Uganda by AMF are those now described as intrusion-related gold (IRG).  Thermal Aureole Gold (TAG) deposits are localized in the roof zones and tops of felsic plutons and are temporally related to the emplacement and cooling of such plutons and, as such, are included as a type of IRG deposits.  Much of the following description has been derived from Thompson et al, 1999.

7.1       Intrusion-related Gold Deposits

Work in the past decade has identified a class of gold deposits associated with felsic intrusions, consolidating various types of intrusion-related mineralization under the term intrusion-related gold (IRG).   The styles range from proximal (skarns, greisens, sheeted veins, disseminated gold) to more distal vein systems and breccias that may have a less-clearly established relationship with granites.  IRG model development has largely been based on North American deposits such as Fort Knox in Alaska, but well-studied examples in Australia include the Kidston breccia pipe and the Timbarra granite carapace.  Other major IRG deposits include: Telfer (Australia), Pogo (Alaska), Mokrsko (Czech Rep), Salave (Spain), Vasilkovskoe (Kazakhstan) and Kori Kollo (Bolivia).

Figure 7.1  Generalized model for IRG deposits.

Table 7.1. Selected characteristics of intrusion-related gold deposits

Characteristics of IRG systems	Exploration indicators in covered areas
Porphyry Cu-Au generally absent
Continental sedimentary assemblage, esp. carbonaceous or carbonate-bearing	Reduced to strongly reduced aeromagnetic signature
Metaluminous, calc-alkaline, granodiorite to granite.	Aeromagnetic/ gravity granite signatures
Craton margins, major regional structures, continental collision zones.	Aeromagnetic signature, LandSat/lineament patterns
High crustal levels at time of mineralisation	Dyke swarms, texturally variable granites, porphyries.
Fractionated granite compositions, with evidence for volatiles (e.g. miaroles, pegmatite, pebble dykes)	Zoned aeromagnetic signatures; F in groundwater; F, U, Th geochemical anomalies; Radiometric outcrop signatures elevated in K, Th and U.
Weakly oxidised to weakly reduced oxidation states	Aeromagnetic and gravity signatures for granites. Weakly oxidised granites readily apparent when intrusive into sedimentary sequences.
Bi, Mo, W, Sn, U, Sb, Te, Au, Ag metallogeny	Mineral occurrence data—Bi, Mo in particular
Proximal – sheet veins, greisens, stockworks, breccias pipes, wall-rock W, Sn, Mo disseminations.
Distal (1-3 km) – skarns, veins, replacements
Low sulphide Au association (<3% py, apy, po); high Au:Bi correlation.
K-feldspar, albite, pervasive sericite/muscovite alt.
May have lateral mineral zonation: W +/– Mo; Sn; Bi, Au > Au; As, Sb > Zn, Pb, Ag	Mineral occurrence data
May have vertical mineral zonation; Bi increases, As, Sb decrease with depth

The deposits occur within magmatic provinces best known for tungsten and/or tin mineralization.  They contain a metal suite that includes some combination of bismuth, tungsten, arsenic, tin, molybdenum, tellurium and antimony, in contrast with the widespread gold-rich porphyry copper and related deposits. The gold deposits associated with tungsten and/or tin provinces are located in cratonic margins, in a landward or back-arc position relative to continental margin arcs (where recognized), or within continental collisional settings. They are genetically related to intermediate-oxidation felsic domes. K-feldspar, albite and/or sericitic alteration assemblages, commonly including carbonate, accompany the gold mineralization. In sheeted vein deposits, alteration is normally more narrowly restricted.

Sulphide contents are generally <3%, mainly pyrite with minor arsenopyrite. Bismuth minerals may be closely associated with gold, and bismuth-gold and tellurium-gold correlations exist. Base metals generally are present in minor amounts (e.g. <100 ppm Cu). A magmatic-hydrothermal origin (Thompson et al 1999) is suggested by the distinct spatial association with felsic intrusions and the consistent metal signature. Variations in the style of mineralization style between deposits are largely a function of the depth of formation and location relative to the intrusive centre. Mineralized plutons typically have physical features and geochemical evidence of high volatile contents, fluid exsolution, rapid fractionation, zonation, porphyritic textures, presence of aplite and pegmatite dykes, quartz and tourmaline veins, greisen alteration and miarolitic cavities, preferably in the apex of the pluton.

TIMBARRA CROSS SECTION – Mustard 2001

IRG
A
B
C
Poverty
Big Hill
RMT
DEMON FAULT
1000 m RL
300 m RL
B
Granite Facies
Average Assay (ppm Au)
Bungulla monzogranite 0.003
Aplite Carapace
Strongly porphyritic microgranite 0.003
Unidirectional solidification textures 0.003
Very fine-grained aplite 0.004
Miarolitic fine-grained aplite 0.048
Medium- to coarse-grained granite
1.8 g/t Au average

Figure 7.2  Geology of the Timbarra Deposit

Preferred host strata include reducing basinal miogeoclinal sedimentary or metasedimentary rocks.  Thermal gradients surrounding cooling plutons are steep and result in concentric metal zoning for several kilometres from pluton margins, or just beyond the thermal aureole. Proximal gold mineralization may be associated with Bi, Te, and W; aureole-hosted mineralization will have an As or Sb tenor; and distal mineralization may be related to Ag-Pb-Zn.  Gold grades vary widely, with bulk-mineable volumes in the 0.8-1.5 g/t Au range (e.g. Fort Knox).  The gold deposits are essentially coeval with their associated pluton.

Blevin (2004) and Thompson et al (1999), among others, have documented the relationship between the metals in granite-related mineralization systems and the degree of fractionation and the oxidation state of the intrusives.  There remains some controversy concerning the relative oxidation state of the intrusives.  Early IRG models (e.g. Thompson et al, 1999) emphasised the mildly to moderately reduced nature of the granites based on aeromagnetic signatures, whole rock Fe2O3/FeO ratios, magnetic susceptibility measurements, and the lack of modal primary magnetite.  This contrasts with reported data for Australian IRGs, which are commonly weakly to moderately oxidized.

Figure 7.3. (a) Relationship between the oxidation state (calculated using total rock Fe2O3/FeO ratio) and the degree of evolution (calculated using total rock Rb/Sr ratio) of granites, and related metallogenic associations, as documented by Blevin et al (1996) and Blevin (2004). (b) Oxidation-evolution plot contoured using available geochemical data for north Queensland granites. The bulk of the geochemical data falls within the dark grey contour (pink line), strongly overlapping with the suggested field (Blevin 2004) for IRG.

7.1.1    Fort Knox Deposit

Several of the IRG gold deposits contain resources/reserves >100 tonnes (3 million oz.) Au. The prime example, perhaps, is the Fort Knox deposit (>7 million oz. Au) in the Fairbanks district of Alaska. The deposit is one of many mineralized Late Cretaceous stocks and plutons in the Tintina Belt, divided into the Tombstone plutonic suite of central Yukon and the Fairbanks intrusions of central Alaska by the dextral strike-slip Tintina fault.  The intrusions are subalkaline, metaluminous, and

Figure 7.4. The Tintina Belt showing IRG deposits and occurrences.

range from granodiorite to granite in composition. Magnetite is absent from the Fairbanks intrusions and rare in the Yukon examples.  Minor ilmenite is common throughout, together suggesting that the intrusions are moderately reduced.

The Tintina belt intrusions were emplaced over a short time span at ~90 Ma, into Proterozoic and Palaeozoic miogeoclinal to basinal sedimentary sequences. The intrusive belt occurs on the cratonic margin of the Cretaceous orogen.  The most distinctive style of IRG gold mineralization typified by Fort Knox, is a sheeted array of parallel, low-sulphide, single-stage quartz veins found over 10s to 100s of metres and preferentially located in the pluton’s cupola. These veins are quite unlike the multidirectional interconnected stockworks of porphyry systems or the tensional veins typical of orogenic deposits.

The Fort Knox gold deposit is hosted by a west-northwest-trending late-Cretaceous granitic complex that intruded the Fairbanks Schist. The surface exposure of the intrusive body is approximately 1,100 m east-west by 600 m north-south. The pluton is offset by two regional northeast structures, the Monte-Cristo Fault and Melba Fault, which display left-lateral strike slip movement. The Fort Knox pluton is composed of: light grey, fine-grained granodiorite; medium-grained biotite-granite; and coarse-grained biotite-granite porphyry. The textural and chemical variations within the pluton, together with sharp to gradational intrusive contacts, suggest the Fort Knox pluton is a multi-phase intrusive. This is further supported by the local occurrences of orthoclase megacrysts, resorbed quartz phenocrysts, and quartz glomero-phenocrysts. Crenulated quartz layers (brain rock) and dendritic growths of quartz and potassium feldspar present in the Fort Knox pluton contacts help to evaluate intrusive paragenesis (Bakke, 1995).

Many narrow green dykes with the same chemical composition as the granodiorite cut the granite, as do quartz-eye rhyolite porphyry dykes. The rhyolite porphyries often contain gold-bearing quartz veins, but also locally appear to cut the gold mineralization and may represent the parental magma.

Gold occurs in and along the margins of pegmatite veins, quartz stockwork veins and veinlets, quartz-veined shear zones, and fractures within the granite. The stockwork veins strike predominantly east and dip randomly, and decrease with depth. Shear zones generally strike northwest and dip moderately to the southwest. Gold mineralization in the quartz-filled shears is distributed relatively evenly, and individual gold grains are generally less than 100 microns in size. The sheeted quartz veins are 2-15 cm thick, typically 10-50 cm apart and reflect district-wide structural controls. The veins have <0.5% sulphides, mainly pyrite, pyrrhotite, arsenopyrite, bismuthinite, and molybdenite, with narrow K-feldspar-albite-muscovite alteration envelopes. The quartz veins contain up to 2,000 ppm Bi, 600 ppm W and 20 ppm Te.  Gold values show a strong correlation with bismuth and tellurium, but not with tungsten, molybdenum, arsenic or antimony.

The Fort Knox intrusive rocks are transacted by clay-sericite, quartz-sericite and quartz-kspar-biotite alteration and local chlorite-epidote-calcite (propylitic) veins. These argillic, phyllic, and potassic alterations are locally intense along intersecting structural zones, which often form the loci for concentrations of gold deposition.

Fort Knox is a deposit initially of approximately 158 million tonnes with an average grade of 0.83 g/t Au.  In 1998 the deposit was acquired by Kinross Gold Corp., and it has been mined as a conventional open pit year round, 7 days a week.  The deposit has mined slightly more than 150.2 million tonnes of ore containing 4.23 million ounces of gold (423,000 ounces annually) on a continuous basis since 1996.   In 2006 Kinross mined 14,514,000 tonnes, and processed 13,462,000 tonnes of ore at an average grade of 0.83 g/t Au in their carbon-in-pulp mill.  85.7% of the gold was recovered, for 333,383 oz. Au produced.  At the end of 2006 proven + probable reserves totalled 159,673,000 tonnes at an average grade of 0.53 g/t Au, or 2,705,000 oz.  In addition, measured and indicated resources totalled 71,284,000 tonnes at an average grade of 0.69 g/t Au, or 1,573,000 oz.

7.1.2    Twangiza Deposit, Democratic Republic of Congo

The Twangiza Project of Banro Corp. is located in the eastern DRC within the same belt of Mesoproterozoic rocks (Karagwe-Ankolean in Uganda) that host the gold and tin-tungsten mineralization of southwestern Uganda.  The Twangiza area is underlain by low grade metasediments that have been folded into a series of broad anticlines and synclines. The gold deposit is hosted within mudstones, siltstones and greywackes that have been intruded by mafic and feldspar porphyry sills along the crest of a major anticlinal structure. Gold mineralization is of hydrothermal origin and is associated with sulphides which occur in quartz-carbonate veins, and disseminations throughout the host rocks. The current mineral resource estimates, using a 1 g/t Au cutoff, are listed below.

Kagohwa 0.49
Katuba
Lukugurha 0.25
Chikunda 0.90
Kasima 1.08
Kashegeshe 2.23
Kadumwa 5.43 / 2m
Chijabu 15.43 / 2m
Karhungulu
Kichirangoko
TWT7
Namihini East 2.58 / 10m
TWT4
Kabinugu 4.61
Namihini 3.29 / 10m
Kishimpale 18.48
Kahimbi 54.79
Lukungurhi 8.55
TWT3
TWT6
Muhona 3.22
TWT5
Gakero 0.81
TWT2
TWT1
Twangiza West 4.36
Base Camp
Ludurhiro
MWANA ANTICLINE
GAKERO SYNCLINE
TWANGIZA ANTICLINE
2°
30°
52°
Maimai (off map) 3.34
9686000N
9684000N
9682000N
691000E
693000E
695000E
N
0
1000
Metres

LEGEND

- Shear Zone
- Feldspar Porphyry
- Mafic Porphyry
- Siltstone, shale
- Mudstone and shale
- Conglomerate
- Rivers
- Roads
- Faults
- Contact, defined, inferred
- Gold Showing/Workings
- Anticline/Syncline Axis with Plunge Direction
- 3.34 Selected Au (g/t) Result
- Anticline
- Syncline

BANRO CORPORATION

GEOLOGY PLAN MAP
TWANGIZA AREA

TWANGIZA PROJECT | **MARCH 2006**

Figure 5

Figure 7.5 Geology of the Twangiza Area DRC

Table 7.2  Twangiza Project Resources

Measured			Indicated			Inferred
Tonnes	Au g/t	Oz Gold	Tonnes	Au g/t	Oz Gold	Tonnes	Au g/t	Oz gold
9,926,000	2.99	955,000	29,303,000	2.18	2,053,000	43,104,000	1.90	2,633,000

The metasediments and the feldspar-porphyry sills have been folded into a tight upright fold. The intrusives appear to have undergone brittle deformation prior to the mineralizing event, most likely when the sediments were folded. The upright tightly-folded anticlines have been affected by a cross-folding resulting in a dome and basin fold pattern, with the Twangiza deposit believed to represent a domal feature.

The mineralization controls appear to be: lithological, with the more brittle reactive porphyries hosting most of the mineralization; folding, in that the intrusives are folded so were emplaced prior to that event; and shearing along the metasediment/intrusive contacts providing a favourable fluid path. The albite-dolomite altered phase of the feldspar porphyry gives the sills a more brittle character. Alteration and auriferous hydrothermal fluids are directed by east-west faults, and bedding planes. As a result, auriferous zones occur as crescent-shaped sheets or lenses of mineralization located preferentially in the upper side of the sills, prominently at the anticlines, which are in turn crosscut by mineralized veins or veinlets.

7.1.3    Implications for Exploration

Gold deposits such as Fort Knox suggest exploration should include areas of metasedimentary belts (such as the Buganda-Toro and Karagwe-Ankolean of Uganda) that host lower-oxidation state felsic intrusives.  These plutons generally have a lower magnetic response than the country rocks. Magmatic provinces with known tungsten and/or tin mineralization are particularly prospective as the presence of these lithophile metals shows the magmatic and post-magmatic processes conducive to metal concentration were active at the present erosion level.  Any artisanal alluvial or bedrock gold workings clearly enhance the prospectivity of an area within a tin-tungsten province.

Four of the largest known IRG deposits (Fort Knox, Mokrsko, Vasilkovskoe, Kori Kollo) are sheeted vein systems within or immediately adjacent to the pluton.  Kidston is associated with a proximal breccia system.  However, major gold mineralization may occur in greisens, skarns, wallrock disseminations or replacements and more distal veins, so initial exploration should focus on the area within several kilometres of the pluton as well as the pluton itself.

Geochemical sampling has been shown to be one of the most effective methods of detecting IRG-type gold mineralization, with the specific methodology dependent on the local topography and the nature of the regolith.  Conventional soil sampling was effective at Fort Knox, while the deep soil profiles or colluvial cover in southwestern Uganda suggest the use of stream sediments, where available, and partial-leach soil sampling.

7.2       Gold-Platinum Deposits

Unconformity-style U-Au deposits may contain significant PGE’s with Coronation Hill in Australia the best known of these.  Apart from the small Waterberg occurrence in the Bushveld, Coronation Hill is the only known low- to moderate temperature hydrothermal platinum deposit of economic significance.  The basic Coronation Hill geology consists of strongly folded basement rocks of the Pine Creek Inlier, overlain unconformably by unmetamorphosed sediments of the Kombolgie Formation, all cut by the sub-vertical Palette Fault Zone. Palladium-platinum-gold mineralization occurs in structurally-controlled lenses in Proterozoic shale and altered volcanics, near the unconformity with overlying sediments. The area forms part of the Pine Creek Inlier, well-known for the occurrence of major uranium deposits such a Jabiluka and Ranger. To the south of these deposits, in the South Alligator River Valley, precious metals mineralization was identified in the 1980s after minor uranium mining in the 1970s.  Intensive exploration defined a resource at Coronation Hill of 5.4 Mt grading 4.31 g/t Au, 0.65 g/t Pd and 0.19 g/t Pt (Carville et.al., 1990).  Work on the deposit was halted in 1994 when the area was incorporated into the Kakadu National Park.

Hydrothermal replacement of wallrock is the major process responsible for mineralisation at Coronation Hill, demonstrated by the fact that there is a variety of mineralised rock types: green chloritic volcaniclastics, sedimentary breccia, quartz-feldspar porphyry and quartz-diorite. Statistical analysis has shown that there is no preference for mineralisation to be associated with any particular rock type (Carville et.al., 1990). Ore occurs in 2 – 35 m wide tabular bodies which are sub-parallel to the N to NW trending strands of the Palette Fault Zone; the location of these bodies is ascribed to fracturing which then provided channelways for mineralising solutions.

Major basement rock units at Coronation Hill include ferruginous slates, carbonates and quartzites of the Koolpin Formation. These are overlain by chloritic volcaniclastic sediments. Outcrop and drill core observations have also revealed the presence of quartz-feldspar porphyries of rhyolitic composition and quartz-diorite (Mernagh et.al., 1994), overlain by a sedimentary breccia.  Above the unconformity, haematitic sandstone and a basal conglomerate of the Kombolgie Formation occur.

Multiple deformations have affected the area and regional structure is dominated by northwest-trending isoclinal D2 folds. At Coronation Hill, an east-west striking, south-dipping reverse fault is the dominant structural feature. Mineralization is linked to subparallel NNW-trending shear zones and folds.  Tectonism continued during and after sedimentation, contributing to the formation mineralizing channelways.  Alteration mainly affected rocks below the unconformity.  No links between the intensity of alteration and mineralization have yet been established (Mernagh et.al., 1994), though the mineralization only occurs in altered rocks. The general geology fits the model of fluid circulation in the basin above the unconformity, and penetration of these mineralizing fluids into the basement along faults.

Two types of mineralization are known: all units below the unconformity contain PGE-Au ore veins with subordinate U; and disseminated or lens-shaped Au-PGE-U mineralisation occurs at and below the unconformity. This is preferentially linked to conglomerates with carbonaceous clasts and chloritic alteration zones in quartz-feldspar porphyry.  Major minerals are silver-bearing gold (electrum), stibiopalladinite (Pd5Sb2), sudbuyrite (PdSb) and native palladium. Pt-bearing phases include (Pt,Pd)Se2, native platinum and Pt-Pd-Fe alloy. The occurrence of selenium minerals is of particular interest and distinguishes Coronation Hill from all other known PGE deposits.  Higher Au values are usually associated with high PGE contents.  There tends to be a distinct Au>Pd>Pt association, the other PGEs displaying only minor enrichment (<0.5 ppm). Pyrite, marcasite, chalcopyrite, sphalerite and galena all occur throughout the mineralized zones, though only in trace amounts. The precious-metal mineralization tends to occur as Au-Pd or Au phases with variable base-metal concentrations, and as more distinct Pd–Pt or Pt phases. Some minerals contain anomalous Se and may occur as complex precious-metal selenides.  Co, Ni, U and LREE commonly exceed 20 ppm.

Coronation Hill is, intriguingly, the only deposit in its host province (viz. Jabiluka, Koongara, Narbalek and El Sherana) containing ore-grade PGE.  As well, iron-oxide copper-gold deposits, which display many similarities to unconformity-style deposits, are not known to contain PGEs.

8.0       MINERALIZATION

Artisanal gold production from the Mashonga mine is reported to come from an east-west trending sheared-quartz vein zone, tentatively interpreted by AMF to be a splay off a northwest-trending regional structure. The open cut that was being mined in 2006 has now slumped in after the heavy rains of the past nine months.  The mineralized shear appears to be hosted by quartz-muscovite schist, or at the contact between the schist and granitic rock. Parts of the open cast wallrock are kaolinitized granite with pegmatitic veins and a quartz stockwork.  There is abundant evidence of gold artisanal activity outside of the Mashonga mine itself, none of which is well documented. Alluvial and colluvial mining is widespread, including reworked gravel beds or raised terraces.

Previous work at Mashonga by exploration companies and UNDP/government surveys has placed the bedrock mineralization into one of two main styles: shear zone/vein-hosted or conglomerate-hosted (the Lubare ridge north of Mashonga).  Rock sampling in the past has therefore targeted either quartz veining with alteration haloes and conglomerates at the contact with quartzites. The presence of anomalous PGE values in rock samples from the mine area and possibly anomalous Terra Leach soils from further east suggest the gold mineralization in the Buganda-Toro sediments may have a significant PGE association.

In the Mashonga area AMF are proposing an Intrusive Related Gold (IRG) style of mineralization. This model takes into account both large veins which occur on the margins of granite bodies as well as granite hosted sheeted, stockwork or pegmatitic veins. In the larger veins such as mined at Mashonga, high gold grades can be expected.  An economic deposit, however, is more likely to be a lower grade, granite hosted system which calls for alternative exploration techniques (multi-element geochemistry, IP to detect zones of silicification, magnetic halo anomalies, recognition of metal/element assemblages and unique features such as unidirectional solidification textures, greisens and pegmatites.

The Mashonga area also bears some similarities to the Banro Corp. Twangiza deposit in the eastern DRC, though the same level of sulphides has yet to be identified at Mashonga. Strongly anomalous arsenic-in-soil values in the vicinity of the Mashonga Mine suggest significant arsenopyrite does occur.  The Twangiza auriferous sulphides (pyrite, arsenopyrite) are hosted in similar metasediments, along the hinge zone of an anticline with associated mafic and feldspar-porphyry intrusions. The sulphides occur both in quartz-carbonate veins and as disseminations through the metasediments and intrusives.

9.0       EXPLORATION

AMF has carried out several limited due diligence programs at Mashonga and has acquired the data for similar exercises in 2005-2007 by Flemish Investments Limited (“FIL”) and Oryx Mining and Exploration Ltd. (“Oryx”).  AMF only started formal exploration on the property in September 2007 with mapping of the mine area and regional soil sampling.  The due diligence exploration activities at Mashonga have comprised: stream sediment heavy mineral concentrate (HMC) sampling; Terra Leach and fire assay soil geochemistry; and rock grab sampling.  The author of this report carried out a basic statistical analysis of the APM gold-in-soil results in October 2007 and manually contoured the gold analyses.  The plot clearly showed west to northwest-trending nodes within a northwest-trending anomaly.

9.1       Soil Geochemistry

In September 2005 FIL carried out a soil orientation program east and west of the Mashonga Mine to compare the TL and FA analytical methods.  Samples were taken at 50 m intervals, closing to 25 m over the projected strike of the mineralization.  Sampling lines were located 200 m east and 300 m west of the mine workings to avoid contamination.  The soil profile on both lines was a deeply weathered red to light red clay soil.

Terra Leach samples were collected from a depth of 10cm in the A horizon. 150 g of unsieved soil was placed in a kraft paper packet and shipped to Genalysis Laboratories in Perth, Australia.  The samples were analysed using the TL1 method for Au, Ag, As, Be, Bi, Mo, Sb, Sn and W.  The Fire Assay samples were collected from the same location as the Terra Leach samples by deepening the hole to 50 cm depth in the B horizon.  2 kg of soil was collected, sun dried and sieved to -180µm.  The -180 µm samples were shipped to SGS African Assay Laboratories in Mwanza, Tanzania, and analysed by Fire Assay with AA finish for Au (0.01ppm detection limit) and by AA for As (50ppm) and Cu (5ppm).

Figure 9.1 illustrates the gold results.  Samples 1-19 are from line 1 east of the mine and 20-38 from line 2 west of the mine.  The Fire Assay results show several elevated values on both lines while the Terra Leach results exhibit stronger anomalous values over a broader zone.

Figure 9.1  FA vs TL soil orientation lines – gold results

Figure 9.2  FA vs TL soil orientation lines – arsenic results

The arsenic results illustrated in Figure 9.2 show only high background values for the FA results.  The Terra Leach results, however, show multiple elevated and low anomalous values across the projected strike of the mineralization.

These soil results confirmed the APM soil anomaly and suggest the mineralization exposed in the mine workings is open to the west.  Together with the APM gold-in-soil anomaly they have defined a drill target along a 1 km-wide zone trending from NW to SE, with a strike of at least 2 km and open to the southeast.

In March 2007 a further 60 Terra Leach samples were collected by Oryx along the ridges to the west and east of the principal APM gold-in-soil anomaly.  Given the known anomalous nature of the area sampled it was no surprise that the background levels for gold in particular as well as arsenic and bismuth were higher than would be expected for a regional survey.  The principal gold anomaly on the eastern line (in samples Y3031-Y3043 inclusive) coincides with and corroborates the core of the previous APM gold-in-soil anomaly.  This zone also includes two anomalous Bi values and elevated Sn, though the W values were largely background.  The APM arsenic anomaly was confirmed south of the gold anomaly.  Sample Y3023 near the north end of the eastern line confirms the high gold-in-soil anomaly below Lubare Ridge.  The sample also returned anomalous Bi, Pt and Sn.  These multi-element Terra Leach anomalies suggest IRG-style mineralization may be the source.

The western line showed essentially elevated background gold levels, though the southern half of the line could be considered to include 5 low-anomalous values.  This section also contains elevated/low anomalous Bi, Pt, Sn and W.  Two duplicates from the eastern line and one from the western line showed close correspondence for all elements with the original sample from the same site.

Figure 9.3 FIL and Oryx Terra Leach lines on APM gold-in-soil plot

9.2       Rock Sampling

In October 2006 AMF collected a total of 16 rock grab samples as part of their due diligence process (Tables 9.3 and 9.4).  In addition two samples (15406 and 15407), supposedly from the bottom of the Mashonga pit, were provided by the property owner, John Muruli. All of the samples were analyzed at SGS-Lakefield in Johannesburg for gold, PGE and base metals.  None of the samples collected from the mine area by AMF returned assays indicative of gold mineralization.  One sample from Mashonga East, by artisanal workings on the west side of the APM gold-in-soil anomaly, returned a gold analysis of 9.74 ppm.  The two samples of sulphide-rich quartz-muscovite schist provided by Mr. Muruli, however, returned very high gold values.  Sample 15406, reportedly from the footwall to the main vein structure, gave 43.9 ppm Au, 1.89 ppm Pt and 1.84 ppm Pd.  High values were also returned for Ag (170 ppm), As (120 ppm), Bi (2230 ppm), Pb (1560 ppm), Sn and W.  Repeat assays on this sample in June 2007 closely confirmed the gold value.  Platinum repeated at 0.16 and 0.45 ppm, while Pd gave 0.14 and 1.04 ppm.  Sample 15407, reportedly from the hanging-wall to the main vein structure, also returned a very high gold value of 27.6 ppm Au.  A Bi value of 2630 ppm was accompanied by 220 ppm Pb and elevated Sn, W, Pt and Pd.

These results corroborate high grades reported by Mr. Muruli’s previous JV partner, African Precious Minerals (APM).  The coordinates for the APM samples were never provided to Mr. Muruli, however.

Sample	Coords		Au	Ag	As	Be	Bi	Co	Cu	Mo	Ni	Pb	Pd	Pt	Sb	Sn	W	Zn
No.	UTM E	UTM N	ppb	ppb	ppb	ppb	ppb	ppb	ppm	ppb	ppm	ppm	ppb	ppb	ppb	ppb	ppb	ppb
Y 3001/A	0183161	9958078	3.85	14.6	367	46	27.4	126	3.21	275	0.57	2.28	<10	1.1	4.8	109	52.2	1684
Y 3002/A	0183185	9958018	4.57	12.6	412	41	32.1	143	4	308	0.58	3.25	<10	1.1	5.1	131	60	1456
Y 3003/A	0183172	9957978	2.72	18.2	446	47	34	168	5.12	300	0.92	3.81	<10	0.3	4.8	143	65.6	1589
Y 3004/A	0183152	9957936	2.34	19.3	493	61	38.5	212	4.69	432	0.92	5.57	<10	<0.2	5.5	169	86.6	3043
Y 3005/A	0183135	9957874	2.2	11.7	260	9	10.5	58	5.8	127	0.46	0.69	<10	0.6	3.2	35	29.8	1297
Y 3006/A	0183140	9957836	1.1	12.2	271	30	17.9	117	3.83	208	0.57	1.84	<10	0.8	4	69	48.5	1560
Y 3007/A	0183113	9957778	1.34	11.8	198	23	15	130	5.8	189	0.64	2.04	<10	0.2	5	54	39.8	1542
Y 3008/A	0183105	9957726	1.24	12	129	14	4.9	105	6.14	95	0.72	0.42	<10	0.3	2.1	21	24.8	3531
Y 3009/A	0183134	9957678	1.67	22.7	293	56	25.7	624	7.73	340	1.39	6.36	<10	0.4	6.9	101	69.3	2236
Y 3010/A	0183146	9957622	3.02	24.1	330	43	32.1	431	9.73	365	1.33	5.02	<10	0.9	5.8	93	72.5	5828
Y 3011/A	0183169	9957580	7.01	19.6	203	40	22.4	285	6.01	186	0.75	2.71	<10	1.3	3.4	47	28.7	1186
Y 3012/A	0183176	9957520	8.88	29.5	286	51	48.8	773	7.08	311	0.91	11.43	<10	1.2	4.9	87	44.9	1206
Y 3013/A	0183202	9957472	2.89	15.2	304	31	37.5	176	3	262	0.66	4.41	<10	0.3	2.9	96	58.9	824
Y 3014/A	0183221	9957426	2.02	12.6	281	27	34.5	202	2.84	248	0.73	4.26	<10	0.8	3.7	86	47.6	946
Y 3015/A	0183254	9957392	3.13	13.8	433	44	57	219	4.04	409	0.84	5.74	<10	0.5	5.4	159	79.4	1397
Y 3016/A	0183298	9957338	6.34	15	404	44	62.5	191	3.7	348	0.8	5.5	<10	1	10.1	113	61.2	1051
Y 3017/A	0183341	9957288	4.43	13.6	348	38	58.9	209	4.09	315	0.85	5.25	<10	0.6	4.2	108	55.2	1088
Y 3018/A	0183372	9957238	3.17	11	346	64	60.9	219	4.55	309	1.03	4.4	<10	0.7	4.6	106	61	1257
Y 3019/A	0183402	9957192	7.06	18.5	351	40	53.9	210	2.3	326	0.77	5.81	<10	1.3	4.3	98	56.5	806
Y 3020/A	0183438	9957162	7.66	14.7	262	30	37	132	1.97	185	0.58	3.31	<10	0.5	2.4	61	29.3	487

Table 9.1 Terra Leach analyses W Line March 2007

Sample	Coords		Au	Ag	As	Be	Bi	Co	Cu	Mo	Ni	Pb	Pd	Pt	Sb	Sn	W	Zn
No.	UTM E	UTM N	ppb	ppb	ppb	ppb	ppb	ppb	ppm	ppb	ppm	ppm	ppb	Ppb	ppb	ppb	ppb	ppb
Y 3021/A	0183915	9958030	3.4	16.8	236	76	47	280	3.96	201	1.34	1.67	<10	0.3	3.5	80	53.4	1237
Y 3022/A	0183882	9958000	3.77	13.2	219	69	48.3	174	4.04	184	1.13	1.57	<10	0.3	2.6	68	42.8	873
Y 3023/A	0183862	9957956	12.29	28.6	442	89	121.7	284	6.75	343	1.07	5.19	<10	2.2	8	139	83.2	1674
Y 3024/A	0183866	9957903	6.42	14.1	330	79	67.4	202	4.42	233	0.95	2.66	<10	1.1	4.9	98	54.8	1218
Y 3025/A	0183854	9957854	3.11	14.4	323	72	52.1	184	4.9	233	1.03	2.29	<10	<0.2	2.8	102	51.7	1000
Y 3026/A	0183829	9957814	4.95	13.3	323	35	31.2	131	5.85	162	0.77	0.86	<10	0.6	3.6	53	37.2	1794
Y 3027/A	0183810	9957754	1.07	10.2	297	48	46.3	81	4.74	162	0.58	1.43	<10	0.7	1.6	103	40.1	498
Y 3028/A	0183766	9957718	0.55	6.4	133	8	5.1	39	4.5	74	0.46	0.18	<10	<0.2	1.6	15	16.5	810
Y 3029/A	0183716	9957662	3.41	16.6	160	25	9.9	180	13.75	99	1.24	0.36	<10	<0.2	2.6	23	21	4262
Y 3030/A	0183687	9957610	3.83	16.5	100	8	7.8	92	15.35	124	1.51	0.18	<10	0.6	2	15	19.1	7693
Y 3031/A	0183678	9957564	9.89	16.6	299	49	58.7	493	9.4	280	1.05	3.04	<10	0.6	4.5	96	52.9	1987
Y 3032/A	0183690	9957512	7.77	10.1	295	31	43.8	163	3.88	257	0.61	3.76	<10	0.5	4.1	109	51.1	1062
Y 3033/A	0183710	9957468	10.88	15	322	62	41.1	163	4.79	241	0.88	3.44	<10	0.7	3.4	107	46.7	1035
Y 3034/A	0183709	9957394	19.08	23.6	405	55	97.8	243	6.36	382	1.01	7.85	<10	0.5	5.7	124	64	1391
Y 3035/A	0183686	9957348	14.22	16.2	332	40	49.6	223	3.09	266	0.68	5.49	<10	0.3	4.6	93	44	1298
Y 3036/A	0183677	9957296	7.11	9.8	267	43	42.7	189	2.35	205	0.74	3.02	<10	0.7	2.7	73	32.8	915
Y 3037/A	0183707	9957260	16.46	21.8	378	41	111.4	226	4.53	365	0.94	5.59	<10	0.6	4.6	99	47.5	752
Y 3038/A	0183759	9957222	8.36	21.9	319	37	48.1	1243	10.35	259	1.75	7.01	<10	<0.2	3.6	68	32.8	1165
Y 3039/A	0183802	9957183	14.98	19.7	348	54	36.6	329	4.57	249	1.03	5.23	<10	0.4	3.2	89	40.1	978
Y 3040/A	0183810	9957138	12.18	14.1	181	23	12.5	210	4.01	115	0.61	1.54	<10	0.5	2	31	20	655
Y 3041/A	0183814	9957080	15.98	11.7	254	48	25	239	4.56	225	0.97	2.77	<10	1.1	3.2	71	37.7	1128
Y 3042/A	0183786	9957030	10.6	17.4	394	35	51.6	249	4.52	330	0.85	5.36	<10	1.3	5.3	117	57.3	1019
Y 3043/A	0183771	9956982	5.2	11.8	321	41	35.1	140	3.93	191	0.68	4.27	<10	0.5	2.2	74	30.3	657
Y 3044/A	0183757	9956930	3.42	9.8	273	46	23.2	396	4.1	169	0.76	3.5	<10	0.3	1.7	62	28.2	945
Y 3045/A	0183747	9956876	2.31	14.3	307	39	16.1	113	4.37	123	0.59	2.43	<10	0.5	1.4	43	25.3	513
Y 3046/A	0183738	9956801	3.81	22.5	816	47	81.5	231	5.73	340	0.77	7.6	<10	0.5	4.9	125	63	1172
Y 3047/A	0183721	9956752	3.21	21.3	785	42	61.1	199	4.62	364	0.77	9.32	<10	0.7	5.2	135	69.2	1283
Y 3048/A	0183719	9956701	2.31	15.6	845	70	54.7	222	5.89	366	0.94	8.72	<10	0.9	7.3	145	72.3	3056
Y 3049/A	0183727	9956654	1.54	16.8	625	50	51.8	251	5.63	364	0.93	7.23	<10	0.6	6.4	135	70.1	1710
Y 3050/A	0183723	9956606	2.29	18.7	574	46	65.1	335	6.8	414	0.91	8.93	<10	0.7	6.3	162	68.2	1580
Y 3051/A	0183735	9956554	1.95	12.1	373	40	34.9	247	5.25	307	0.75	4.58	<10	0.4	4.8	111	42.5	1706
Y 3052/A	0183729	9956500	2.03	14.2	382	36	26.8	269	6.27	283	0.91	3.18	<10	<0.2	4.6	91	39.5	3870
Y 3053/A	0183728	9956454	1.49	13.7	370	38	28.6	186	5.29	252	0.82	2.73	<10	<0.2	4.6	86	35.9	1333
Y 3054/A	0183789	9956414	3.15	9.9	405	34	33.5	191	4.86	275	0.64	3	<10	0.5	4.7	110	47.1	1476
Y 3055/A	0183808	9956370	1.77	19.7	387	40	33.7	175	5	250	0.82	3.02	<10	<0.2	4.6	108	41.8	1152
Y 3056/A	0183859	9956332	1.65	15.6	361	37	34.6	172	3.96	226	0.77	3.24	<10	0.3	4.5	95	38.1	999
Y 3057/A	0183869	9956288	1.19	17.1	438	46	49.2	312	4.44	320	0.84	5.2	<10	0.5	4.6	114	45.9	1432
Y 3058/A	0183887	9956183	1.15	19.4	403	38	37.9	905	5.55	408	1.33	6.67	<10	<0.2	6.6	95	47	1954
Y 3059/A	0183890	9956130	0.88	21.1	456	44	38.3	306	5.15	418	1.11	6.01	<10	0.6	6.9	122	49.5	1375
Y 3060/A	0183899	9956080	0.64	13.6	392	29	29.2	204	5.11	284	0.85	5.15	<10	0.4	4.2	89	34.1	1216

Table 9.2 Terra Leach analyses E Line March 2007

Table 9.3  List of Rock and HMC samples collected during Oct 2006

Sample	UTM E	UTM N	Type	Area	Licence	Description
15401	182835	9957740	Rock	Mashonga mine	LL0065	Qtz vein pod hosted by purple ferruginous qtz-muscovite schist - south sidewall to pit
15402	182835	9957740	Rock	Mashonga mine	LL0065	Thin qtz veinlets in purple qtz-muscovite schist - north sidewall to pit
15403	182835	9957740	Rock	Mashonga mine	LL0065	Weathered kaolinitic qtz-musc granite with pegmatite veins and xc veinlets from boulder in pit.
15404	182835	9957740	Rock	Mashonga mine	LL0065	Weathered kaolinitic qtz-musc granite with qtz vein stockwork, south sidewall
15405	182835	9957740	Rock	Mashonga mine	LL0065	Weathered kaolinitic qtz-musc granite with pegmatite veins and crosscutting veinlets, N sidewall
15406	182835	9957740	Rock	Mashonga mine	LL0065	From FW to main vein structure. Sulphide rich qtz/musc schist. Sample provided by owner
15407	182835	9957740	Rock	Mashonga mine	LL0065	From HW to main vein structure. Muscovite schist. Not direct sampled, provided by Muruli
15408	183398	9958025	Rock	Mashonga East	EL0084	Qtz-musc schist with pegmatitic veining, small scale open folding, 095/45 fold axis.
15409	183562	9957878	Rock	Mashonga East	EL0084	Qtz-musc schist with discontinuous lensoid qtz veining, in river bed near artisanal workings
15410	183566	9957865	Rock	Mashonga East	EL0084	Qtz vein rubble from outside 5m deep adit - artisanal workings
15411	183525	9957855	Rock	Mashonga East	EL0084	Granite o/c close to artisanal workings - qtz-pegmatite veining, stockwork in places, Fe stains
15412	183465	9957788	Rock	Mashonga East	EL0084	Qtz-musc schist with discontinuous lensoid qtz veining, artisanal colluvial workings
15413	183324	9957792	Rock	Mashonga East	EL0084	Granite outcrop close to artisanal workings - qtz-pegmatite veining, stockwork in places
15414	182868	9957574	Rock	Mashonga mine S	EL0084	Granite o/c road cutting across stream south of mine. With irregular stockwork qtz veining,
15415	184172	9956980	Rock	Mashonga East	EL0084	Fresh outcropping gabbroic or feldspathic px intrusion, strongly magnetic - doleritic xenoliths
15417	184142	9957697	Rock	Mashonga East	EL0084	Qtz-musc schist, qtz veining with gossanous zones and boxwork textures, artisanal workings
15418	184142	9957697	Rock	Mashonga East	EL0084	Weathered granite adjacent to schist with fine qtz stockwork, on slope - artisanal workings
15420	184220	9956530	Rock	Mashonga East	EL0084	Fresh o/c gabbroic or feldspathic pyroxenite intrusion, strongly magnetic, traces of sulphide
15416	184210	9956900	HMC	Mashonga East	EL0084	100g HMC sample draining the mafic-u/m intrusion
15419	184050	9957726	HMC	Mashonga East	EL0084	100g Stream draining the artisanal workings on hillside - VG - hill trenched by Muruli.
15421	184282	9956450	HMC	Mashonga East	EL0084	100g HMC sample draining the mafic-u/m intrusion
15422	182070	9956702	HMC	Mashonga SW	EL0059	100g HNC stream draining the west part of Mashonga mine - fine specks of VG

Table 9.4  Assays of Rock and HMC samples collected during Oct 2006

Rock Grab Samples			Au ppm	As ppm	Ag ppm	Bi ppm	Cu ppm	Mo ppm	Pb ppm	Sb ppm	Sn ppm	W ppm	Zn ppm	Pt ppm	Pd ppm	Rh ppm
		Method	FAI353	IMS12Q	IMS40B	IMS40B	IMS40B	IMS40B	IMS40B	IMS40B	IMS40B	IMS40B	IMS40B	FAM313	FAM313	FAI353
		LLD	0.02	2	2	0.5	5	0.5	3	1	0.3	0.5	5	0.02	0.02	0.02
Sample	East	North
15401	182835	9957740	0.03	<2	<2	0.91	27	0.74	19	<1	6.2	<0.5	5.9	<0.02	0.03	<0.02
15402	182835	9957740	0.1	<2	<2	0.81	14	<0.5	30	<1	18	3.5	13	<0.02	0.03	<0.02
15403	182835	9957740	0.03	<2	<2	0.5	12	<0.5	12	<1	7.3	3.5	8.2	<0.02	<0.02	<0.02
15404	182835	9957740	0.03	2.3	<2	0.84	17	<0.5	18	<1	4.1	1.6	12	<0.02	<0.02	<0.02
15405	182835	9957740	0.02	<2	<2	<0.5	18	<0.5	44	<1	3.3	1.3	13	<0.02	<0.02	<0.02
15406	182835	9957740	43.9	120	170	2230	170	1.6	1560	3.8	110	41	15	1.89	1.84	-
15407	182835	9957740	27.6	3	<2	2630	39	<0.5	220	<1	13	15	15	0.06	0.16	<0.02
15408	183398	9958025	0.05	<2	<2	7.9	14	0.87	39	<1	2.3	1.3	13	<0.02	<0.02	<0.02
15409	183562	9957878	9.74	<2	<2	3.4	7.1	<0.5	3.4	<1	0.51	<0.5	5.7	<0.02	0.04	<0.02
15410	183566	9957865	0.3	<2	<2	1.5	9.3	0.85	14	<1	0.91	1.6	9.8	<0.02	<0.02	<0.02
15411	183525	9957855	0.02	<2	<2	2	11	<0.5	53	<1	0.77	<0.5	15	<0.02	<0.02	<0.02
15412	183465	9957788	0.02	2.9	<2	1.6	22	0.73	11	<1	2.3	3.6	11	<0.02	<0.02	<0.02
15413	183324	9957792	0.02	<2	<2	<0.5	6.1	<0.5	21	<1	2.2	1.3	15	<0.02	<0.02	<0.02
15414	182868	9957574	0.03	<2	<2	<0.5	6.8	1.5	31	<1	1.4	0.63	25	<0.02	<0.02	<0.02
15415	184172	9956980	<0.02	<2	<2	0.59	20	<0.5	6.7	<1	2	0.6	31	<0.02	<0.02	<0.02
15417	184142	9957697	0.06	5.5	<2	3.5	61	3.3	5.5	<1	4.2	9.5	35	<0.02	<0.02	<0.02
15418	184142	9957697	0.11	5.1	<2	5.4	32	2.9	15	<1	2.1	1.9	16	<0.02	<0.02	<0.02
15420	184220	9956530	<0.02	<2	<2	<0.5	33	<0.5	7.7	<1	1.7	<0.5	44	<0.02	<0.02	<0.02

Drainage HMC samples			Au ppm	As ppm	Ag ppm	Bi ppm	Cu ppm	Mo ppm	Pb ppm	Sb ppm	Sn ppm	W ppm	Zn ppm	Pt ppm	Pd ppm	Rh ppm
		Method	FAI353	IMS12Q	IMS40B	IMS40B	IMS40B	IMS40B	IMS40B	IMS40B	IMS40B	IMS40B	IMS40B	FAI353	FAM313	FAI353
		LLD	0.02	2	2	0.5	5	0.5	3	1	0.3	0.5	5	0.02	0.02	0.02
Sample	East	North
15416	184210	9956900	12	<2	<2	<0.5	36	1.3	24	<1	1.7	<0.5	15	<0.02	-	<0.02
15419 *	184050	9957726	537	<2	20	2190	140	1.9	71	<1	1.8	2.1	34	0.4	1.93	-
15421	184282	9956450	7.06	<2	<2	37	46	<0.5	25	<1	1.4	<0.5	30	<0.02	0.03	<0.02
15422	182070	9956702	21.3	3.8	<2	36	620	0.52	300	<1	4	1.1	94	<0.02	0.2	<0.02

* sample 15419: Au, Pt method – FAM313

In February 2007 a further 10 rock samples were collected by Oryx from the vicinity of the mine during their due diligence.  Two of these, both black schists from the mine dump, returned high precious-metal values.  Sample L0643 gave 58.8 ppm Au, 4.15 ppm Pt, 3.68 ppm Pd, 672 ppb Rh, 97 ppb Ru, 117 ppb Ir, >1000 ppm Pb and elevated Bi, Sn and W.  Sample L0645 gave 22.6 ppm Au, 0.64 ppm Pt. 0.77 ppm Pd, 92 ppb Rh, 37 ppb Ir, >1000 ppm Pb and elevated Bi, Sn and W.  Both of these samples are dump grabs, supposedly the altered and sheared mafic rock from the mine.  Neither AMF nor the author has observed this lithology in-situ nor have the mine workings been channel-sampled.

A mineralogical report was completed on the two high grade gold and PGE samples by SGS-Lakefield in Johannesburg.  This consisted of a scanning electron microscope evaluation and QEMSCAN analysis for Trace Mineral search and Bulk Modal analysis. The study confirmed the presence of gold as liberated grains or as grains associated with quartz-muscovite schist particles. The samples also contain selenium-rich minerals typically found in hydrothermal veins.  The Se-rich minerals basically occur as five types: Se-metal; HgSe, probably tiemannite; PbSe±Bi; NiCoFeSe±S; and Pb±Bi±HgAgSe.  There was a small peak indicating the presence of trace amounts of Ag or Pd in some of the minerals.  The Trace Mineral search confirmed the samples contained gold, with 5 grains noted in each sample.  The scan didn’t show any PGEs.

Table 9.5 Repeat assays sample 15406

Sample	Locality	Gold g/t	Platinum g/t	Palladium g/t	Rhodium g/t	Lead ppm
15406	Mashonga Mine	43.9	1.89	1.84	--	1560
15406 A repeat	Mashonga Mine	57.9	0.16	0.14	--	--
15406 B repeat	Mashonga Mine	45.8	0.45	1.04	--	--

During June 2007, five rock grab samples and one HMC were collected from the mine dumps at Mashonga by AMF. The samples collected were the same recrystallized mafic schists that reported high gold and PGE’s in sampling mentioned above (L0643 and L0645), as well as from granite pegmatite veins. Samples were submitted to SGS-Lakefield in Johannesburg.  Two repeat analyses were also carried out on sample 15406 from the Mashonga Mine.

Table 9.6 Analyses of June 2007 Grab Samples

Sample	Locality	Gold g/t	Platinum g/t	Palladium g/t	Comment
L 0677	Mashonga Mine	0.15	<0.02	0.04	Weathered quartz-mica-feldspar schist (ultramafic?)
L 0678	Mashonga Mine	0.03	<0.02	<0.02	Weathered quartz-mica-feldspar schist (ultramafic?)
L 0679	Mashonga Mine	0.04	<0.02	0.04	Weathered quartz-mica-feldspar schist (ultramafic?)
L 0680	Mashonga Mine	<0.02	<0.02	<0.02	Weathered quartz-mica-feldspar schist (ultramafic?)
L 0681	Mashonga Mine	<0.02	<0.02	<0.02	Weathered pegmatite vein

Figure 9.4  AMF Rock and HMC samples

9.3       HMC Stream Sampling

In October 2006 AMF collected 4 heavy-metal concentrate (HMC) from streams in the Mashonga Mine area.  Three were collected from drainages on the east side of the APM gold-in-soil anomaly and one from southwest of the Mashonga Mine (Table 9.x, Figure 9.4).  One additional sample was collected in February 2007.  The results of the HMC confirm elevated levels of gold in streams draining the area of the gold-in-soil anomaly.  In one sample, 15419, high values of 537 ppm Au and 1.93 ppm Pd were returned from a stream draining past artisanal workings.  This sample also had anomalous Bi and Cu values.

A single HMC sample was collected in June 2007 by panning ground-up quartz-mica-feldspar schist which provided high grade gold and PGEs.

Table 9.7 Analysis of June 2007 HMC sample.

Sample	Locality	Gold g/t	Platinum g/t	Palladium g/t
L 0682	Mashonga Mine	14.2	0.03	0.47	HMC from quartz-mica- feldspar schist (ultramafic?)

Qtz vein stockwork
Sample 15404

Qtz vein stockwork
Sample 15414

Qtz vein stockwork and pegmatites in weathered granite from Mashonga mine and fresh granite outcrop east of mine

Qtz-musc pegmatite veins
Sample 15405

Plate 9.1  Sample sites Mashonga Mine and east.

Plate 9.2  Mashonga East – Artisanal Workings

10.0      SAMPLING METHOD AND APPROACH

The Mashonga area is characterized by deep weathering, thick clay loam soils as well as alluvium and colluvially transported sediments.  There is a general lack of lateritic soils where gold may be concentrated by capillary and/or electrochemical processes. These deep soils and general lack of outcrops or surface mineralization prompted AMF to look at alternative methods to conventional “B” horizon soil sampling or augering/drilling to the base of the regolith.  The “Terra Leach” method of partial extraction was selected and samples were taken as part of an orientation exercise to compare Terra Leach with B horizon soils by fire assay.  The Terra Leach samples were analyzed at Genalysis Laboratory Services in Perth, Australia.

Sample locations on the Mashonga property were controlled by hand-held GPS units (Garmin Etrex).  Location data was recorded in UTM coordinates using the ARC 1960 datum.  This data was later transferred by hand from the GPS unit to a notebook and then entered into a simple spreadsheet.  All field descriptions of soil, sediment or rock characteristics, SO4 and pH data from streams was recorded at site in the field notebooks and later transferred to the spreadsheets.  Columns were included for sample numbers, UTM coordinates, elevation, project, EL, date of sampling, original and any repeat analyses, and the laboratory assay certificate.  AMF used Interdex software to determine anomalous thresholds.  The Excel spreadsheets were used to plot the results, including overlays on regional geology or topography.

10.1     Terra Leach Soil Sampling

The sampling method for TL soil samples was quick and simple, and no preparation was required prior to shipping the samples for analysis.  The sample site was initially cleared of any debris and major organic material.  A plastic or other non-metallic implement was used to collect about 150 g of “A” horizon soil from a depth of 5-10 cm, as this is the depth at which dispersed ions are inferred to significantly accumulate.  A nominal minus 1 mm (-20 mesh) particle size is preferred, and use of a simple plastic sieve at site will remove any coarse particles.  It was important that the sampler did not wear any metal around the hands, such as jewellery or a watch.  The sample was placed in a standard 3” x 5” kraft paper packet, which was sealed at site.

The sample number was written on the kraft packet and the number, UTM coordinates and elevation from the GPS, plus slope, ground conditions, soil type and colour were recorded. Samples were packed into metal trunks for transport from the field to Entebbe.  At the field office in Entebbe the samples were checked before the trunk was locked and shipped by courier to Genalysis in Perth, Australia.

Flooding or major rainstorms can remove weakly bound metals in soils. Bacterial reduction in flooded soils can change the oxidation state of iron and manganese oxide/hydroxide species resulting in dissolution and loss of these species together with their surface adsorbed metal ions.  TL soil sampling should therefore not take place less than 3-4 weeks after major rain, though light showers or heavy dew which do not soak the sampling horizons do not appear to compromise responses.  All TL samples taken by AMF at Mashonga followed this protocol.

10.2      Soil Sampling

The conventional soil sample material collected for the Fire Assay/TL orientation was taken from the same location as the Terra Leach samples by deepening the hole to 50 cm depth in the B horizon.  2 kg of soil was collected at each site, sun dried and sieved to remove particles greater than 180 µm.  The -180 µm samples were placed in kraft paper packets and sealed at site.  No further sample preparation was carried out by AMF.

10.3      Rock Samples

At selected sites hand-sized grab samples were taken of lithologies exposed in outcrop, as well as mine dump material.  Available outcrops of interest were sampled, with particular attention paid to lithologies which exhibited hydrothermal or epithermal features such as the introduction of quartz, sulphides, brecciation, shearing etc.

10.4      HMC Stream Sediments

At stream sample sites approximately 30 kg of the surface sand/gravel layer was gathered from traps and panned on site to provide about 100 g (wet).  The sample was air-dried then placed in a numbered kraft paper packet.

11.0      SAMPLE PREPARATION, ANALYSES and SECURITY

All Terra Leach (TL) soil samples were sealed in their bags at the field site, and no further sample preparation was carried out by AMF.  Samples were packed into metal trunks at the field site for transport to Entebbe under the direct supervision of AMF staff.  At the field office in Entebbe the samples were checked before the trunk was locked and shipped by courier to Genalysis Laboratory Services in Perth, Australia.  Once the samples had cleared Customs and Quarantine procedures in Australia they were checked again by Genalysis before the samples were partially digested with the proprietary leachant selected for the group of elements requested by AMF.  After digestion the leachant solution was analyzed by ICP.  Results were reported to AMF by email.

The conventional soil samples collected for the Fire Assay/TL orientation were taken from the same location as the Terra Leach samples by deepening the hole to 50 cm depth in the B horizon.  2 kg of soil was collected at each site, sun dried and sieved to -180 µm.  The -180 µm samples were placed in kraft paper packets and sealed at site.  No further sample preparation was carried out by AMF.  The samples were shipped to SGS African Assay Laboratories in Mwanza, Tanzania, and analysed by Fire Assay with AA finish for Au (0.01ppm detection limit) and by AA for As (50ppm) and Cu (5ppm).

At stream sediment sample sites about 30 kg of sediment was collected from traps and panned to about 100 g (wet) for HMC samples.  This was air-dried then placed in a numbered kraft paper packet and sealed at site.  No further sample preparation was carried out by AMF.  The samples were shipped to Entebbe under the direct supervision of AMF staff, where they were checked before being shipped to SGS-Lakefield in Johannesburg for gold and PGE analysis by fire assay and base metals + pathfinders by ICP/MS.

All rock grab samples were collected in plastic bags in the field, labelled and sealed by AMF staff.  No further sample preparation was carried out by AMF.  The samples were shipped to Entebbe under the direct supervision of AMF staff, where they were checked before being shipped to SGS-Lakefield in Johannesburg for gold and PGE analysis by fire assay and base metals + pathfinders by ICP/MS.  Prior to preparation and analysis, SGS would check the samples in the shipment against the shipping form from AMF, as well as confirming that all samples were in good condition.  Standard procedure would be to notify the client of any bags that were damaged on receipt, and to remove those from the sample stream to avoid any potential cross-contamination.

12.0      DATA VERIFICATION

Individual batches of rock samples were small, and no external standards, blanks or duplicates were submitted.  The effect of a single quality control sample in the batch would not be significant.  Internal standards and blanks were added to each batch of samples received by SGS in Johannesburg.  Internal check analyses were run by SGS on approximately 8% of the samples in each batch, returning Au values within an acceptable range.

In the author’s opinion the methodology and control of the Terra Leach and conventional soil sampling, and the HMC stream sediment program were in accordance with international mining industry standards and were adequate to provide an initial assessment of the potential for economic gold mineralization.  With the introduction of RC drilling to follow up the targets generated, a conventional quality control system of duplicate sampling and the insertion of blanks and standards should be implemented.  The two laboratories involved in analyzing the samples, Genalysis Laboratory Services in Perth, Australia, and SGS-Lakefield in Johannesburg, South Africa, are both well-established and ISO-certified facilities with a considerable history of serving the needs of the mineral exploration community.  No independent check analyses were done by the author as this is neither appropriate nor necessary for soil/stream sediment geochemical programs and limited rock grab sampling such as carried out by AMF on the Mashonga Property.

13.0      INTERPRETATION AND CONCLUSIONS

The Mashonga region is largely underlain by Igara Group quartz-muscovite schists, quartzites and phyllites of the PalaeoProterozoic Buganda-Toro System.  Younger granitic intrusions occur and there is evidence of mafic-ultramafic igneous intrusive bodies (gabbroic or diorite). North of the Mashonga Mine the Igara rocks are covered unconformably by Buhweju Group quartzites and conglomerates of the MesoProterozoic Karagwe-Ankolean System. North-south trending fold axes from isoclinal folded sequences are reported as well as N-S and E-W trending structures (shears?).  The drainages in the mine area trend southeast, suggesting there is a regional structure parallel to this.  Artisanal gold production from the Mashonga mine is reported to come from an east-trending sheared quartz-vein zone, tentatively interpreted by AMF to be a splay off a northwest-trending regional structure.

The Mashonga property in southwestern Uganda is located in highly prospective geology for economic gold mineralization.  Past evaluation of the Mashonga area by exploration companies and surveys focused on shear zone/vein mineralization or palaeoplacer/epigenetic conglomerate-hosted gold mineralization.  The latter suggested the conglomerates of Lubare Ridge were the source of the alluvial/colluvial gold worked by artisanal miners.

AMF is proposing an Intrusive-Related Gold (IRG) style of mineralization as a model in the Karagwe-Ankolean belt of Uganda. This model takes into account both large veins which occur on the margins of granite bodies as well as granite hosted sheeted, stockwork or pegmatitic veins. High gold grades can be expected in the larger veins such as that mined at Mashonga, but an economic deposit is considered more likely by AMF to be a lower-grade, granite-hosted system.  The Mashonga property has a granite/metasediment association typical of IRG deposits and a distinct Bi-Sn-W association that may be more typical of Fort Knox style.  Rock grab and HMC samples with anomalous PGE values suggest there may also be a gold-platinum association.  The presence of selenium minerals suggests there may be similarities with the Coronation Hill Au-PGE deposit.

The Mashonga project also bears similarities to Banro Corp’s Twangiza deposit in the eastern DRC. The Twangiza auriferous sulphides are hosted in similar metasediments along the hinge of an anticline, with associated mafic and porphyritic intrusions and regional Sn-W granites.  The measured + indicated resources (Banro, 2007) are 39.2 Mt at 2.39 g/t Au.

Regional stream sediment sampling by the UNDP indicated a potential for extending the zones of mineralization at Mashonga to the south east, over a strike length of at least 10km.  Soil sampling by African Precious Minerals outlined a broad 1 km x 2 km northwest-trending gold anomaly east of the Mashonga Mine, supported by anomalous bismuth and elevated platinum.  Orientation and due diligence soil and Terra Leach sampling by AMF and others has confirmed this anomaly as a target for testing with RC drilling.  The author of this report carried out a basic statistical analysis of the APM gold-in-soil results in October 2007 and manually contoured the gold analyses.  The resulting plot clearly showed several west to northwest-trending nodes within an overall northwest-trending anomaly.

In the author’s opinion the methodology of the TL and conventional soils, and the heavy mineral concentrate (HMC) stream sediment sampling programs were in accordance with international industry standards and were adequate to confirm the historical work.

14.0      RECOMMENDATIONS

On the Mashonga property Phase I exploration by AMF should consist of shallow RC drilling to test the principal soil anomaly east of the mine, as well as drilling beneath and on strike close to the mine workings.  Detailed mapping of the area east and west of the mine should be carried out as well as reconnaissance-scale mapping and soil sampling on EL 0059 south of the mine.  The results of the 2006-2007 World Bank-sponsored airborne geophysics should be acquired for the project area.

Phase II would principally consist of additional RC drilling, contingent on the results of the initial holes, both deeper into the bedrock and to expand the area of mineralization.  Any new soil anomalies would also be tested with shallow RC drilling.  Detailed ground magnetic surveys may be appropriate to follow up the airborne results and consideration should be given to the use of IP.  In the IP surveys the resistivity component can assist in interpreting structures and detecting quartz-vein systems.

With the introduction of RC drilling to follow up the targets generated, a conventional quality control system of duplicate sampling and the insertion of blanks and standards should be implemented.

Table 14.1  Phase I Exploration Budgets

Project	Stream Seds.	Soils	Geophys.	Geology /LandSat	RC Drilling	Reports	Licence	Fixed Costs	Total
Mashonga	0	10,000	45,000	10,000	200,000	20,000	4,000	30,000	$319,000
Totals	$0	$10,000	$45,000	$10,000	$200,000	$20,000	$4,000	$30,000	$319,000

Table 14.2  Phase II Exploration Budgets

Project	Stream Seds.	Soils	Geophys.	Geology /LandSat	RC Drilling	Reports	Licence	Fixed Costs	Total
Mashonga	0	20,000	40,000	5,000	400,000	20,000	0	30,000	$515,000
Totals	$0	$20,000	$40,000	$5,000	$400,000	$20,000	$0	$30,000	$515,000

Table 14.3  Total Exploration Budgets 2007-2008

Project	Stream Seds.	Soils	Geophys.	Geology /LandSat	RC Drilling	Reports	Licence	Fixed Costs	Total
Mashonga	0	30,000	85,000	15,000	600,000	40,000	4,000	60,000	$834,000
Totals	$0	$30,000	$85,000	$15,000	$600,000	$40,000	$4,000	$60,000	$834,000

In the author’s opinion, the character of the Mashonga property being added to AMF’s Uganda portfolio is of sufficient merit to justify the nature and scale of the programs outlined above.  The budgets developed by AMF for these programs are considered appropriate by the author.

15.0     REFERENCES

       -    2003.  Uganda – Mining Act

       -    2006.  Uganda – Opportunities for Mining Investment.  The Republic of Uganda.

Baker, E.M. & Andrew, A.S., 1991.  Geologic, fluid inclusion and stable isotope studies of
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Bakke, A.A., 1995.  The Fort Knox ‘porphyry’ gold deposit – Structurally controlled stockwork and shear quartz vein, sulphide-poor mineralization hosted by a Late
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     the northwestern Cordillera of North America.  Can. Inst. Mining Metall., Spec. Vol.
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Blevin, P.L., 2004.  Redox and compositional parameters for interpreting the granitoid
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Cahen, L. et al, 1984.  The Geochronology and Evolution of Africa.  Clarendon Press,
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Hills, M.G., 2006.  Mashonga Project Quarterly Summary Report.  Internal report by African
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Mernagh, T.P. et al., 1994. Chemistry of low temperature hydrothermal gold, platinum (+/-
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Mustard, R., 2001.  Granite-hosted gold mineralization at Timbarra, northern New South
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Pekkala, Y., Baguma, Z., Byamugisha, S. and Turyasingura, P., 1994.  Geochemical
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Quandt, D., Ekstrom, C., Craig, C., 2007.  Technical Report for the Fort Knox Mine.  NI 43-
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Schlüter, T., 1997.  Geology of East Africa. Gebrüder Borntraeger, Berlin-Stuttgart

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16.0      CERTIFICATE  to accompany the report entitled “Report on the Mashonga Exploration Property of African Mineral Fields Inc., a Subsidiary of Magnus International Resources Inc, in the Republic of Uganda”, dated October 10, 2007.

          I, Martin J. Taylor, do hereby certify that:

  I am an independent consulting geologist residing at 32 Raymond Avenue, Toronto, Ontario, Canada, M6S 2B3.
  I graduated from the University of Bristol in Bristol, England, in 1970 with a B.Sc. in Geology.  I have practised my profession continuously since that time.
  I am a practising member in good standing of the Association of Professional Geoscientists of Ontario, licence number 0040.
  I have experience in exploration for gold deposits in Archaean and Proterozoic terranes in East Africa, including those in lateritic environments.  I have 6.5 years previous experience in gold exploration in the Lake Victoria Goldfields of Tanzania.
  I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
  I have visited the property described in this report on August 25, 2007.  I have also reviewed the available licence documents and underlying agreements relating to the individual licences though, as a professional geoscientist, I am not qualified to verify their legal status.  I am the sole author of this report.
  I have no personal knowledge as of the date of this certificate of any material fact or change which is not reflected in this report.
  Neither I nor any affiliated entity of mine is at present, or under an agreement, arrangement or understanding expects to become an insider, associate or affiliated entity of African Mineral Fields Inc. or Magnus international Resources Inc., or any associated or affiliated entity.
  Neither I nor any affiliated entity of mine own, directly or indirectly, nor expect to receive any interest in the properties or securities of African Mineral Fields Inc. or Magnus International Resources Inc., or any associated or affiliated companies.
  Neither I nor any affiliated entity of mine have earned the majority of our income during the preceding three years from African Mineral Fields Inc. or Magnus International Resources Inc., or any associated or affiliated companies.
  I have not previously worked on these properties.
  I have read the NI 43-101 and Form 43-101F1 and have prepared this technical report in compliance with these documents and in conformity with generally accepted Canadian mining industry practice.
  I consent to the public filing of this report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their Websites accessible by the public, of the report or extracts from or a summary of the report.

Dated this 10th  day of October, 2007 at Mwanza, Tanzania.

Signed and Sealed

“Martin J. Taylor”

Martin J. Taylor, P.Geo.

APPENDIX I

Letter from Department of Geological Survey and Mines